Filed by Covetrus, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Covetrus, Inc.

Commission File No.: 001-38794

The following is a transcript from the Company’s 2019 Capital Markets Day that was posted to the Company’s website on February 5, 2019.

Covetrus 2019 Capital Markets Day

February 4, 2019

Corporate Speakers:

•	Nicholas Jansen; Vets First Choice; VP IR

•	David Shaw: Covetrus: Chairman of the Board

•	Benjamin Shaw; Covetrus; Founder, CEO

•	Georgia Wraight; Covetrus; SVP, President Global Prescription Management

•	Fran Dirksmeier; Covetrus; SVP

•	Christine Komola; Covetrus; EVP, CFO

Participants:

•	John Talmadge, DVM; Bigger Road Veterinary Center; Co-Owner

•	Sharon Minninger; Telford Veterinary Hospital; Co-Owner

•	Jonathan Detweiler; Telford Veterinary Hospital; Hospital Administrator

•	Tara Adams; LakeCross Veterinary Hospital; CVPM, Practice Manager

•	Brian Carlson; Old Derby Animal Hospital; Hospital Administrator

•	Stephanie Foster; Kings Veterinary Hospital; Practice Manager

•	Erin Wright; Credit Suisse; Analyst

•	Mike Ryskin; Bank of America; Analyst

•	Kevin Ellich; Craig Hallum Capital; Analyst

•	Dave Larsen; Leerink Partner; Analyst

•	David Westenberg; Guggenheim Securities; Analyst

•	Jonathan Block; Stifel Financial Corporation; Analyst

•	Steve Valiquette; Barclays; Analyst

•	Andrew Cooper; Raymond James; Analyst

•	Ari Singh; Neuberger Berman; Analyst

•	Jonathan Kaufman; William Blair & Company; Analyst

•	Unidentified Participant

PRESENTATION

Nicholas Jansen: Good morning. My name is Nicholas Jansen. I have the pleasure of leading you through today’s event. On behalf of our investor relations team and all of Covetrus, welcome to our 2019 Capital Markets Day.

During the presentation, we will make statements related to our business that may be considered forward looking, including statements concerning our estimated fourth quarter and full-year 2018 results, financial guidance for 2019 and beyond, management’s expectations for our future financial and operational performance as we combine the Henry Schein Animal Health business and Vets First Choice, our business and growth strategy, and our plans to execute on our growth strategy, and other statements regarding our plans, prospects, and expectations.

Forward looking statements my include words and phrases such as “we expect,” “we believe,” “we intend,” “we anticipate,” “we plan,” “may,” “likely,” “upcoming,” and similar terms. These statements reflect our views only as of today and should not be considered our views as of any subsequent dates.

We undertake no obligation to update or revise these forward looking statements expect required by law. Forward looking statements are not promises or guarantees of future performance and are subject to a variety of risks and uncertainties that could cause the actual results to differ materially from our expectations.

For a discussion of material risk and other important factors that could affect our actual results, please refer to those contained under the heading Risk Factors in our registration statement on form S-4 and S-1 filed with the SEC as may be updated by other SEC filings.

Further, during the course of today’s presentation, we will refer to certain non-GAAP financial measures. We believe these non-GAAP financial measures and other business metric provide useful information about our operating results, enhance the overall understanding of past financial performance and future prospects and allow for greater transparency with respect to metrics used by our management in its financial and operational decision making.

A reconciliation of GAAP to non-GAAP measures is included within the slides we present today, which can be found on the investor relations section of our Web Site at Covetrus.com and the SEC’s Web Site at SEC.gov.

Now, with all the disclosures out of the way, we have an exciting and informative agenda planned for you this morning as we publically introduce Covetrus to the world for the first time. Today marks a monumental step for Covetrus as our form S-4, S-1 registration statement became effective this morning and we kick off activities leading up to becoming a standalone Company later this week.

While we’ve been extremely busy over the last nine-plus months bringing these two businesses together to form a global leader in veterinary medicine, one thing that has remained a constant and will always so is our passion for veterinarians and their healthcare teams and who are at the center of everything we do. During today’s capital markets day we’ll talk to you about how our platform is designed to meet the evolving needs of the veterinary practice and our journey to deliver improved practice health, enhance the medical and service compliance and strengthen client relationships for our customers.

We will also discuss our strategy and approach to take advantage of the significant market opportunity in front of us and our plan to leverage this opportunity into ongoing profitable growth. And through today’s presentation we intend to show you why we believe Covetrus is a compelling long term investment opportunity.

Now, turning to today’s agenda. David Shaw, Chairman of the Board, will begin with a few opening remarks providing his perspective of the global animal health industry over the last four decades and how Covetrus and the team and board behind it is poised to unlock significant growth for the category.

Ben Shaw, President and CEO, will follow with additional remarks about our purpose as an organization as a champion of the veterinarian, our plans to coordinate and deliver on our goal to advance the world of veterinary medicine and our strategy to maximize the opportunity in the years to come. Georgia Wraight, SVP and President Global Prescription Management will then discuss our platform and technology stack and how insights and proactive healthcare can drive a fundamentally different outcome for all stakeholders. Fran Dirksmeier, SVP and President, North America, will then highlight the global scale and reach of Covetrus and how we can deepen our relationships with customers to help them thrive and grow.

We will then hear from several of our customers who will provide commentary regarding their real world experiences in an evolving landscape and how Covetrus can play an increasingly role in their practices’ continued growth. And finally we’ll wrap it up with Christine Komola, EVP and CFO, who will offer details on our financial profile, the planned transformation and value capture as we operate this combined Company and our guiding operating principles. Christine will also provide insight into our 2019 and long term goals and how we plan to execute against these objectives.

Now, let’s move on with our comments from David Shaw, our Chairman of the Board.

As many of you know, David co-founded Vets First Choice and was also the Founder and Chairman and CEO of IDEXX and Ikaria Pharmaceuticals. He has extensive business creation, leadership, investment and board experience and as a global thought leader in the animal health industry, has significant knowledge of the business in the market. It’s also important to say that David is widely recognized for his civic leadership as a faculty member of Harvard’s Kennedy School, as chair emeritus of the world’s leading genetics institute, treasurer emeritus of the world’s largest science society, as a leader of the national park centennial, global ocean stewardship initiatives and much more.

With that, please [welcome me, joining] David Shaw.

David Shaw: Thanks, Nick.

Let me add my welcome as a Founder and Co-Chair and Board Chair of Covetrus. I know I speak for my colleagues that in this golden age of entrepreneurship where it’s a Super Bowl level joy for us to be doing what we’re doing in this greatest period of scientific discovery and new knowledge creation in history. This is just an amazing moment in history that we all live in and it’s gratifying for us to know that we have the ability to harness game-changing new technology to benefit the stakeholders that we aim to serve, in this case championing the cause of veterinary medicine.

As Nick said, I’ve played leadership roles in building other successful tech companies. One of these beginning in 1983 was IDEXX Laboratories and at IDEXX I led a superb team that transformed the world of veterinary diagnostics. We’re really fortunate that some of those early IDEXXers are now part of the Covetrus team. We saw in our experience at veterinary medicine and at IDEXX that a new generation of immunochemistry and medical device technology could create massive new value for customers, patients and shareholders and importantly, we define our business not as diagnostics but as an information business for improving patient care and practice management.

This focus on highly leverageable information, big data and knowledge is true to an even greater degree here at Covetrus. So over several decades in animal health we gained exceptionally valuable knowledge about the global veterinary industry, including manufacturers, veterinary clinics, regulatory authorities, trade groups and supply chain companies. This included a long and significant relationship with Henry Schein Animal Health. Sorry. Catch up on the slides here.

So with our deep experience in veterinary medicine we’ve long been well aware of the opportunities to employ new information technology far beyond diagnostics and other applications. And we watched the dot-com days come and go and we closely followed early internet applications in financial services, retail, healthcare and other markets. It wasn’t until the found of Vets First Choice a decade ago that we developed deep conviction that internet technology had proven itself to be capable of delivering the benefits that we envisioned. So with Covetrus we’re harnessing that power from Vets First Choice in combination with the exceptional global capabilities of the Henry Schein Animal Health Group.

So today animal health is a $150 billion global industry. It’s a category that’s grown steadily and reliably through favorable and unfavorable economic cycles and developed in developing countries around the world. And that growth is driven by many factors. Increased pet ownership, expanded importance of companion animals in our lives, this important human animal bond, and a wide range of more sophisticated and effective health practices that result in higher per capita spending.

So amidst all that growth, that amazing growth in the last few decades, veterinary practices, which are small independent businesses, have often struggled to keep pace with changing demands and innovation. We saw that this created a clear need for more sophisticated data-driven practice management for better insights into patient management for more effective practice management and for integrated services to accomplish that delivered through multiple channels for client engagement. And you’ll hear a lot more of that in the panel of practitioners later.

Vets First Choice was founded with an exceptionally talented and passionate team armed with great conviction about the disruptive value that we could deliver as a standalone Company. We understood that by harnessing data-driven insights and identifying gaps in care we could drive a fundamentally different outcome for the industry in some critically important functions, such as prescription management.

And the industry responded enthusiastically to that, due in part to this looming threat of direct-to-consumer online pharmacies. I think you’ll hear more about that, for example 1-800-PetMeds. So the industry was wary of what the impact of these businesses would be.

Next slide, so very quickly, at the introduction of our platform, proactive prescription management translated into winning outcome for all channel stakeholders; improved medication and service compliance; increased revenues for veterinary practices; a differentiated client experience; better customer satisfaction; a strengthened relationship between the clients and the practice; and enhanced revenue for manufacturers, as we drove higher levels of pet owner engagement; and importantly, for example, much more days on therapy, days on therapy that were compliant with the prescription. So in those early days, we stayed in touch with animal health distributers that we’ve known for many decades.

And it’s fair to say that these distributors and supply chain companies, they watched our progress as more and more clinics moved to our platform, and this included Henry Schein and others. We wished we had their scale and resources, and their supply chain capabilities. They periodically expressed an interest in gaining access to our ability to deliver better care and improved economics, and to integrate our insights with their global supply chain capabilities.

I’ve known Henry Schein CEO, Stanley Bergman, for decades, via IDEXX and otherwise. In a meeting early last year, we mused about the power of combining forces to create a better future for veterinary medicine. It was a very bold vision, a transformative vision. And thanks to extraordinary work over the past year, that vision is turning into reality. It’s a very exciting reality.

And let me talk about that. As Nick said, today we’re introducing Covetrus. And I’ll note again, as Nick said, that even the name, but certainly the passion of the Company puts vets at the center of everything that we do.

This is a global tech-enabled animal health platform. It combines a unique technology stack of insights and software, and proactive prescription management and appointment management with the global supply chain infrastructure of Henry Schein Animal Health.

We had 4 billion in combined revenues in 2018, with approximately 100,000 customers in 100 countries. We have 5,000 team members, all focused on the mission of advancing the world of veterinary medicine. And I’ll just comment that, in my time in veterinary medicine, many veterinary companies were divisions of human health companies.

And will see here, and we’ve seen in companies like Zoetis, when an entire Company is focused on a single mission, on veterinary medicine, the results can be dramatic. In Covetrus we’ll deliver a multi-channel client experience, we’ll unlock significant health and financial outcomes for stakeholders by leveraging insights. And we’ll redefine the total addressable market as we close these gaps in care. So we’re growing the market. And also in the clinical we’ll drive improved work flow and care coordination.

So we’re excited about our management team that we’ve assembled through this combination. It’s a team with diversified mix of experience leadership. This includes an important element of continuity across the organization, plus new executives with a capability to accelerate our transformation and navigate Covetrus to a path for sustainable growth as a public Company.

Turning to the board, our intention with the board was to create a board of directors that reflects the expansive and transformative nature of the Covetrus opportunity. We think that our slate of nominees achieves that in terms of caliber diversity and independence.

It’s a group with a very strong mix of relevant experience, domain knowledge, extensive capabilities across all the key board functions. That will help us scale our technology enabled services platform across the globe and deliver on this transformative and exciting mission that we’re on. I know I speak for the board when I say we have a firm commitment to strong corporate governance as we focus on instilling this framework of accountability that drives long-term value creation.

And now, it’s my honor to turn the microphone over to Covetrus CEO. Benjamin Shaw is the Tom Brady of Covetrus. Ben, come on up here.

Benjamin Shaw: Thank you very much. Thank you, Dave, and thank you, Nick.

We work with really amazing medical practitioners, right? Veterinarians manage an incredible array of medical services across different species of patients, right? And they’re managing the total health from orthopedics to cardiac care and nutrition.

It’s an incredibly complex clinical environment and managing a complex small business. It’s pretty impressive. It’s inspired. And it’s challenging. And the pressures on both delivering great care and great financial outcomes in the practice, they’re just under a lot of pressure. And that pressure is coming from a proliferation of new technology and new services, new drugs, new food, new innovation, the category that’s making it hard to keep up with in-office inventory management and to anticipate which patient will come to the front door next and what they need and what I have to have on hand at any given time.

It’s also under pressure from changing client expectations. That we have become hard to please, that we have urgent expectation, we need things to be done now and things to be easy and fast and good value. It’s also hard given the incredible range of services that practitioners are providing and the nonstandard nomenclature to figure out across all of that complexity, across different breeds and species of patients exactly who needs what and when. What is the state of care? Who do I need to be in touch with? And how are we doing as a practice relative to other groups?

There are many vendors. There’s a lot of providers calling on me as a practitioner. And so, so how do I manage that? How do I coordinate that activity, particularly if it’s facing to my customers? How do I make sure that client communications and services are all connected and have streamlined work flow?

It’s also hard from a inability to track that to face real gaps in care to have very low compliance in core products and services. And so, these average practitioners with $1 million to $2 million of revenues, with about a third of their product coming from the dispensing of medications and two-thirds from in-office services and with a few veterinarians, how we will grapple with and how will we confront these increasing pressures?

I’ll go a little bit further into pharmacy model, which is trying to anticipate all the different SKUs of medications and diets that I need to keep on track, and some of these are perishable, or temperature sensitive, or controlled substances, that the traditional model of inventorying all of these products in my practice has become stressed. It’s become challenged. That some products have minimums and increasing volume commitments to qualify for appropriate discounts, the ability to track and monitor the state of active prescriptions and who needs to refill medications and when.

And overall, just a sophistication of pricing strategies and figuring out how to bundle products and services and what’s the right retail price and how to I manage margin across thousands and thousands of SKUs of medications. And meanwhile, as we said, pet owners having higher and higher expectations, wanting convenience, wanting things to be automated and easy.

And so, I think that the challenge around this is also showing up in the form of increasing Internet and retail pharmacy. We’re putting a lot of pressure on the channel. Just in the last six years the number of prescriptions that veterinarians are approving from online pharmacies is continuing to increase, approaching over 60% in the last couple years.

When I mentioned uncoordinated workflow; there’s a many vendors that call on a practice. We have practice management software. We have client communications providers and appointment management and reputation management systems and postcard companies and payment processing. There’s supply chain capabilities, and creating a coordination and managing that environment is complex and almost a full-time job for an average practice.

The lack of standard nomenclature, how we code for like products and services, the standardization of descriptions of SKUs, we don’t have reimbursement codes. And so, trying to figure out how much of any given medication do I sell and who needs what and when is really hard. It’s really hard.

Practitioners lack good instrumentation and dashboards to help them give real-time feedback about how we’re doing. Some of that is around clinical outcomes and the state of medical compliance. Some of that is around performance of the practice individual practitioners and productivity by team member.

And so, I think that it’s a little bit of a gap around how we understand where we have the greatest opportunities. That’s a big opportunity for this category. And so, a surprise to many practitioners and maybe the channel is that those gaps in care are bigger than we appreciate.

We have blind spots for where those gaps are and the magnitude of that. For the first time, we have been able to, with permission of the practice and in an opt-in basis, be able to organize that information in ways that are useful for practitioners. And the outcome is astonishing.

In this example, 4,800 practices who opted in to an aggregated de-identified dataset have on average 5% of their active dogs that they’ve seen in the last 24 months are 100% compliant for heartworm preventative. One-hundred percent compliant for heartworm preventative.

Sixty-eight percent of the active clients seen in the practice are untreated for basic preventative services. That’s a 68% complete gap in care, a $5 billion missed opportunity for these practitioners, and these gaps exist across preventatives, in-office services, vaccines, diagnostics, and other kinds of medications.

And so, Covetrus is an organization that is helping practitioners respond to these pressures, to respond to these challenges, and organizing in a single provider a set of technology and services and insights that can help our customers better respond to these threats, streamline practice workflow, and develop really compelling services to attack gaps in care.

Covetrus is, as Dave said, we’re putting veterinarians at the center of what we do and we’re advancing veterinary medicine. A hundred-thousand customers that we service globally, across the United States, Europe, and Asia-Pacific regions, we have $4 billion in pro forma revenues in 2018, 5,000 team members with a real mix of skill sets across software and chemistry and pharmacy, account management.

We have significant supply chain infrastructure on a global basis supporting pretty much the entire active ecosystem in our space, and a complete stack, a complete range of services, the ability to bring to meet the total needs of our customers across practice management, prescription management, appointment management, inventory management, and other added value services.

Our opportunity is to help unlock new value in this channel by attacking gaps in care through both online and in-office, and to drive new health outcomes and better financial outcomes for customers. We are redefining and reimagining the total available addressable market.

The platform itself, the opportunity to bring each of these capabilities together in a coordinated and integrated opportunity around how we identify gaps, where we have missed opportunities, and how we can be proactive in reaching out to clients to drive active refills or proactive prescription management, how we deliver proactive appointment management and drive clients back into the office for in-office services, how we coordinate that with practice management software and inventory management and developing better demand planning and forecasting and being able to streamline workflow.

That opportunity to leverage those services to attack those opportunities and to deliver a very integrated and seamless end-to-end solution for practitioners is really powerful and has proven that we can drive really significant new health and financial outcomes for our customers and do it across all geographies.

Our 1,200 account mangers who call on customers are in a position to help them meet some of these changing expectations. We can meet customers there. They want faster, better, easier, simpler. We are able to deliver on that promise.

To be able to help think about where they can be proactive versus reactive, how we can drive health outcomes and days on therapy, how we can create streamlined workflow and reduce manual steps to make sure that systems and providers and services all talk to each other and have a more streamlined activity for busy practitioners.

Inventory and on-demand, making sure that both online and in-office we’ve been thoughtful in developing capabilities around food, which is difficult to inventory, right? It’s SKU intensive. It’s perishable, or preventatives or chronic medications. What do we carry in-office, what do we shift to online, how do we manage that to avoid waste and to be more streamlined, to be more competitive going forward?

New proprietary products, an organization that’s committed to continue and innovate an partner with our manufacturers to help bring new technology and innovation to the market and to think about care delivery. We’re talking about a transition, form a passive and reactive sick care model to that of a more proactive healthcare model, that today we largely have inbound case loads, dogs with liver disease or cats who just aren’t themselves and not eating.

And so, we are reacting to in-bound activity and trying to figure out what we need to do as quickly as possible and react. We have to try to anticipate who will walk in next and what kind of products and services they need and hope that we have the right kind of inventory on hand. And we’re so busy reacting to that inbound case load it can be hard to be proactive and follow up with clients who have just left.

We want to transition that as much as possible be more proactive. To practice better preventative care, to be able to be more automated and more planful. Drive services that we know we have, we’re ready to support and to be able to follow up with patients in a timely way and put them on through an automated, almost annuity stream, of automated delivery of medications and diets. That ability is going to create new value, a win-win-win for stake holders. It’s better for veterinarians; we’re going to take some of the drama out of every day practice management.

We’re going to improve compliance and strengthen client relationships. This is a win for pet owners and horse owners — that we’re going to make it easier to take care of our patients. Where your veterinarian is suddenly better able to coordinate care, particularly for sick patients. And that we’re able to manage both in-office and online strategies that just make your lives easier. And for manufactures we are creating significant new category growth and we’re doing it in a way that is 100% aligned with the veterinary channel.

That we’re reinvigorating the ethical channel to create new category growth and new compliance and we’re doing it while professionalizing pharmacy services. We are licensed pharmacies, we are able to do that with proper drug pedigree and chain of custody, and proper reporting, and proper handling of controlled substances or hazardous drugs. We can do that safely and professionally.

This approach by which we identify patients that have dropped off therapy or a need for services and to be even more proactive is driving very significant new health outcomes. In this chart, looking at groups of customers, on average we can reasonably expect to triple and quadruple compliance in core products and services. Triple and quadruple compliance for core products and services.

We also have been fortunate to partner with practices to do very significant studies on the economic impact of this work, that our average industry sales-out at mid single digits is a category that continues to enjoy great growth. But the adoption of these capabilities and to streamline work flow and become more proactive and drive greater in-office appointments and drive greater proactive prescription management is doubling the CAGR associated with total revenue growth.

And the third instance, total product revenue on Vets First Choice accounts has more than doubled as a percentage of growth versus non-practices. The ability to accelerate both services revenues, product revenues, and total aggregate revenues is really significant.

The Vets First Choice platform, which we’ll describe in more detail is enjoying really rapid growth. It’s a compelling platform to be able to drive a lot of new value into the practice. And so we have enjoyed significant organic growth with over 50% growth in the number of practices who have enrolled just in 2018 and the average engagement, the ramp up of practices on this platform is very consistent and very predictable.

Prescriptions under management have become almost subscription-like revenue, and are recurring and increased visibility and the yield on those prescriptions in terms of refill and revenue and an annuity stream to the practice and to Vets First Choice. Our cohort data is very consistent, that year one, year two and year three of revenues are very consistent and improving year over year. Indeed our 2012 cohorts grew almost 20% last year and that we haven’t even really maxed out the opportunity.

We’re on a journey to leverage these incredible day to day relationships that we’ve built with 100,000 customers and migrate them up the value chain to develop more sophisticated practice management capabilities, more advanced services for specialty care and to move them ultimately into a next generation platform that can really help support that transformation from sick care to more proactive health care.

That has the effect of driving incremental revenues in higher margins, and greater care and stronger, more defensible relationships. You could do the math, but at 100,000 customers and generating pro forma 2018 revenues of $4 billion, we have an incredible opportunity just to build on the relationships we have.

We can do that by expanding the relationship with practices and up selling and cross selling additional new value added services. We can do a better job of driving refill and renewal activity, driving increased appointments, we can just continue to attack gaps in care and we think that on average at maturity, an average veterinary practice will generate between $500,000 and $1 million of fee revenues to Covetrus.

That significant new growth has earned us and has developed really strong relationships with manufacturers, that we have a very strategic relationship with accounts going forward as an opportunity to help them create new category growth.

We offer a global footprint and the ability to develop strategies that work in key markets and replicate that across geographies in U.S., Europe and Australia, that we’re completely aligned with the ethical channel and the active recommendation of the veterinarian, that we’re able to very personalized in our approach.

We can use unique offers to connect with patients who have lapsed or become due and not just discount business we already have. Manufacturer guarantees and manufacturer drug pedigree and chain of custody is in tact in this channel. That products dispensed through our in-office and online channels come with full manufacturer guarantee and we can deliver a more automated approach and auto ship direct to your home for everything you need, food, preventatives and chronic medications. Our go forward relationships with manufacturers is a really critical part of the success of Covetrus.

And so I’ll conclude by saying Covetrus is very, very well positioned in this market. We are addressing a very large and very attractive global market. We have really favorable megatrends in this space around pets living longer and increased visits and the success of our category.

The market is unserved, we have significant opportunities to continue to create significant category growth in core products and services. We are the ecosystem, we’re the operating system of veterinary medicine, we interface with the entire channel from practice management software and prescription management, appointment management and inventory management, we’re able to broadly meet the needs of our customers.

We have this unique global footprint with market leadership positions throughout the world and we’re in a position to support our global partners, execute and execute well on a consistent basis.

We have both compelling short term and long term opportunities for new value capture, both value capture in the form of incremental revenue and profitability of the business, but also value capture in delivering better service and faster care.

And we have, as was said, an amazing team, an amazing management team with a lot of continuity of knowledge and leadership across our businesses and geographies, we have new team members who bring really relevant and useful skills into the next chapter of our organization and to be able to do that on a global basis.

I’d like to introduce Georgia Wraight; Georgia is Senior Vice President and President of Global Prescription Management for Covetrus. Thank you.

Georgia Wraight: We have a unique ability to transform the veterinary practice, both clinically and financially, while at the same time driving better workflow for key aspects of practice management.

All in, the Covetrus ecosystem of capabilities can service the operating system for the practice, where we link practice management, appointment management, prescription management and inventory management into a compelling solution that enables the veterinarian to deliver better care.

We deliver insights to strengthen compliance and enhance client engagement, and improve the veterinarian client patient relationship. Covetrus is a technology leader in practice management and client communications for the veterinary industry. We provide on premise PIMs such as AVImark and cloud and hybrid solutions such as eVet and Genesis to meet the needs of our customers.

Delivering technology to enhance practice performance, drive demand and store clinical information. We have more than 20,000 practices across the globe using our practice information management systems, including more than 50% of the U.S. market and a sizeable market share in key European and Australasian regions. These systems connect more than 250 million pet parents.

We are an insights Company, and that drives everything we do as an organization to improve better outcomes for our veterinarians. Leveraging the Henry Schein Veterinary Solutions PIMs infrastructure that I just covered in the last slide and work flow as well as Vets First Choice unique ability to normalize hundreds of millions of raw transactional data points, we can help veterinarians better understand the state of their practice and where there are opportunities for improvement.

Armed with that insight, we can then go after gaps in care utilizing tools such as walk out reports, compliance reports and predictive scripting. Covetrus is unique in our ability to drive engagement in a multi channel fashion, both in clinic and online, both from the veterinarian’s perspective as well as from the client perspective.

This work flow drives a more coordinated approach and allows both the veterinarian and the client to initiate a therapy. The unique ability to drive engagement at both the practice level and at the client level helps us drive better prescription issuance and onwards to that first fill and every subsequent refill and then onto the renewal of that therapy.

Having a view of the state of compliance and understanding who needs what and when creates a differentiated value proposition for our customers and for their clients. Easy to use product functionality and one click script issuance and ordering creates a seamless experience.

Our targeted insights and analytics drives superior engagement, improves medical and service compliance and increases category growth for the channel. We leverage machine learning and have developed an A.I. model based on relative signals from the PIMs.

We know everything about the pets and the pet owner, when they’re due for an appointment, what diagnostic test they’re due, what life stage they’re in, what ailments they have. This enables us to drive personalized campaigns to drive customer activity. Everything we do is in the voice of the veterinarian, and on behalf of their practice.

We believe leveraging the trusted relationships that Henry Schein has with their customers can help us educate more on the opportunities to leverage technology, to improve outcomes for the practice. Combining this targeted messaging and proactive prescription management can drive an acceleration in in-clinic products and services.

In order to get that heartworm diagnostic and a renewal of therapy, the pet needs to return to the clinic for that diagnostic test. For those of you that were at VMX, you may have noticed that we soft-launched our new fully integrated appointment management tool, which includes a client-facing booking application, a full suite of client communications coupled with PIMs integration, supporting the veterinarian to bring those clients back into the practice for that diagnostic.

We offer a seamless experience for the pet owner. We make them book an appointment directly through the platform, which is connected real-time to the veterinarian practice calendar. There is an ability to strengthen the veterinarian-client-patient relationship as we fully integrate a full suite of client communication tools across both companies in an easy to use application for both the clinic and the practice.

So putting some context around these workflows in real life, we wanted to show you one of the many real world examples of this problem, and how Covetrus solutions can serve as the operating system for the practice to address this.

So just to give you an example, through the platform I book an appointed for my dog, [Hank], for his wellness visit. I actually do have a dog, and he is actually called Hank. At the end of appointment my veterinarian forgets to prescribe Hank’s regular medication.

Utilizing real-time workflows and leveraging our technology to drive insights, before I’ve reached my car I will have received an e-mail with suggested medication that my veterinarian would have likely prescribed at that visit. Now, using tokenized one-click ordering, I can then seamlessly place that order on the platform for my veterinarian to review and approve.

In pairing our customers and our clients with real-time PIMs integration and one-click purchasing is clear differentiators in our market. The result of this is higher compliance, a greater lifetime value for the pet, and a growing annuity stream for the practice. Now, this model is completely pay-for-performance; there are no upfront fees. It’s 100% aligned with the veterinary practice and it showcases our ability to drive compliance.

Our ability to drive refills and renewals at a much higher rate than what can be done inside the clinic is where the beauty of this model takes hold. The practice controls and sets the price on the platform, just as they do in clinic.

So we’re going to walkthrough a very quick example in real life so that you can see how we drive incremental revenue and margin. The example on the screen is for an equine product that’s regularly prescribed.

We’re using an industry study for the refill rate both in clinic and online. In clinic, we see a 41% refill rate, which as you can see nets out to $291 in contribution for the practice. Now, on the platform we see an increase in that refill rate to 82%, a 39% higher growth.

Imagine how that growth could build over the life of a single script as we continue to drive more and more refills. The practice ends up making more revenue, generates a higher contribution margin, and even with our service fees, as we are able to drive more manufacturer guarantees and instant rebates on those second, third, and fourth refills.

We recently completed a case study with a large corporate group. As you can see from the results, they’re really compelling. They show that we improved gross profit per patient, and delivered more than half a million in incremental sales when extrapolated over the two year testing period.

You’ll hear from our customers next that when practices enroll in our platform, regardless of the size, they see a growth in revenue, and profits, while improving working capital management and cash flow. It’s a completely different way of looking at the pharmacy relative to the status quo.

We stop the faxes and recapture lost clients, as we offer a great value proposition to the pet owner through attractive instant rebates and manufacturer guarantees, given our known ability to drive refills and renewals at a much higher rate than the in-clinic model alone.

Our practices are seeing an increase in in-clinic services, and you’ll hear about that later from a pharmacy study group, due to lowered in-practice invoicing because some of that prescription spend has been shifted online in a separate transaction.

Wrapping my section up, we believe the opportunity of the platform is just at the beginning. We have a powerful operating model that builds upon itself. We are now at nearly a million prescriptions under management, a 62% CAGR over the last three years. We initiated 100,000 prescriptions in December alone. Growth in therapies under management is an important non-financial KPI, and has demonstrated healthy correlation to future growth as we attack these opportunities, and drive pet owner engagement.

We focus on yield-per-therapy and our ability to drive more revenue out of chronic and preventative prescription. We’re excited to be joining forces with Henry Schein. Their global reach and scale, superior customer service, and trusted customer relationships can help accelerate this opportunity, and also offer ways to drive prescriptions both online and in-clinic with our combined engagement strategies.

Thank you. I’d like to take this opportunity to introduce Fran Dirksmeier, my very esteemed colleague, who is the President of Covetrus North America.

Fran Dirksmeier: I hope you enjoy my last week as President of Henry Schein Animal Health North America. But I’m really energized to look forward and this is a big day for all of us.

My first page is one I share internally all the time. And I have the great benefit of being a product of experience. I have lots of years of experience and I’ve learned a lot, and I apply all these learnings. And what I know is that leaders make the complex simple. That’s really what we’re trying to do here.

Leaders use common sense. The thing about common sense, it always isn’t that common. And leaders don’t wait.

So when we look at this page, we say, “wow, our customers may be small-business people, but their businesses are complex.” They are GPs, general practitioners, they run laboratories, they run DI centers, they run surgery centers, they run pharmacies. We’ve been talking a lot about that. Some do grooming and boarding, they run retail stores, and some of them are even dentists. That’s complex.

Then they have to run the business of the business, everything from retaining and engaging and keeping customers, to staying in compliance. So some people, since I’ve been in this industry, say, “gee, veterinarians aren’t good business people.”

What I say is that it’s a lot harder to write your name on the front of the check than it is on the back. So if you think about that, so I have a lot of respect and we do for people who’ve actually started business and put their own money in it to run it, and I think that’s important.

So what we tried to do and what I’ve observed is through the years many companies focus too much on what they want to sell their customers. What we try to do is put the Company in service, put our Company in service so our customers can thrive and grow. That means we have to develop a sense of empathy and we’ve had to do that over the years.

When we do that, it means we understand what problems are customers need to solve. Then we can deepen our relationships. There’s been some commentary here about the relationships historically we’ve had with our customers, with Henry Schein Animal Health, and they are really good. Then we understand what problems or what jobs need to be solved. And we believe when we think that way customers will pull our solutions into their practices. That helps us a lot.

So what we want to be and what we try to be is an advocate — really a trusted advocate. It means we need to think in terms of solutions, and you can’t have a solution unless it has an outcome. All solutions have to have outcomes. There’s a lot of product-related solutions, but what we try to do is focus on additional things — things like leadership, things like teamwork, things like safety and quality and productivity.

Some of the solutions we’ve had helped customers maintain compliance to OSHA or be ready for DEA audits, things along those lines. And now with our customer base, that opportunity for loose solutions really explodes quite frankly. When we think that way and provide these types of real outcome-based solutions, we believe our customers reciprocate and want to do business and do more with us because we’re helping them thrive and grow.

We’re honoring contact with our customers every single day either with our outside sales force, which is significant and has good scale, or inside group, we’re in contact every single day with our customers, and that’s foundational to our culture.

So we have the scale as the only global animal health technology and services Company. We have a lot of scale. We’re the only one that has this sort of reach that helps us develop a unique supplier value proposition. So suppliers and making our suppliers successful is really, really important. It helped on a global perspective but also a local perspective.

We can actually redefine, I think, what practice management — we talk about the PIMs — redefine what practice management is because today it’s all about integration and how can we integrate. There’s talk now about appointment management and having that be actually part of practice management. And I know none of us get out of their dental chair without our next appointment which is significant and important.

So we have a large portfolio of proprietary and private brands which delivers value to our customers. A lot of times on the cost of goods sold, but things that manufacturers don’t necessarily have overall. And then our support services are jobs that we can help our customers be successful with.

If you look at, talking about put the Company in service, these are the things that Ben talked about, I mean, David and Georgia of how we can help our customers thrive and grow. These are the things that we are energized about to bring forward, and we’re doing an awful lot of preparation to understand the impact that these solutions have. This significantly expands our value proposition and our team’s pretty excited about it overall.

PSI is our group purchasing organization. PSI stands for professional services for the independent veterinarian. It’s grown to 5,000 members; 5,000 independent members working together. What we’ve done is enable an independent practice to have a bigger voice. The [buy-in] now has exceeded $1 billion for these independents.

We’ve expanded into technology and insights to help people, the folks understand their businesses, and there’s going to be some big lifters and now we’ve become Covetrus [enabled] Support PSI.

We’ve also expanded into education. We have to have people trained, understood, helpful whether it’s teamwork and leadership or quality and OSHA and all those things that I’ve talked about is significant. So we’re really excited about PSI.

We have a compelling supplier value proposition, and now it’s expanding more. There’s a lot of little boxes on here. I’ll try to connect just a couple of them.

Our NDSC, which is our national distribution service center, provides great value to our suppliers. It means one ship-to location in the United States. Instead of delivering to all of our forward DCs, they’ll go to one location where we buy in full truck load, reduce damages, and create productivity.

What that means is that our manufacturers get better forecasting that improves their DIOH, the days inventory on hand. It means their service levels go up with much less damages, it means their cost to serve goes down so we can create productivity in a frictionless supply line. So all of these things were not only focused on the end user, the veterinarian; we’re streamlining the entire supply line so we can carry that forward all the way from manufacturer to point of use or home. And I think that’s really important overall.

We’re the only global — and this has been said a couple times — technology and solutions provider, the only global one. So we’re positioned to help our customers and suppliers who are expanding to new geographies and sometimes new continents to provide continuity in one value proposition across the board.

So we have a great opportunity to align with manufacturers and suppliers today and even more moving forward. Lot of responsibility in North America. And as I said before, we’re pretty excited about the end of the week and going into next week as one new Company. I can tell you we have a passionate team of people; it’s all about people for us. You got to have people who care. We’ve been able to deliver that and develop that and continue to nurture that at Henry Schein Animal Health and we’ll do it at Covetrus.

We have the capability, the capability, the infrastructure and the ability to serve every animal hospital in America next day. Our mission at Henry Schein Animal Health was the best customer experience possible. That’s what it was. So moving to our new Company with the vet in the middle makes perfect sense and it just carries it forward.

Our scope of capabilities is significant. We have over 500 people in customer-facing roles internally and externally and we interact, as I said, with our customers every single day. We have nice scale and nice reach. We’re the only pan-European supply and solutions Company. We’re particularly strong in certain markets like the U.K., Ireland, Belgium, the Netherlands, Poland, Czech Republic, Switzerland and Germany, particularly strong there. But we have a tremendous amount of customers in a lot of countries in Europe in strong positions.

And then even in APAC, same thing. We have a lot of scale, we export to a lot of companies, we are emerging in the Hong Kong and China market too. So pretty good scale all across the globe and we’re excited to take that even to the next step.

Okay, so I think we’re going to move to a little break and question. Thanks, everybody.

(Music)

QUESTIONS AND ANSWERS

Nicholas Jansen: If everyone could take their seats. We’re going to start in a minute.

Georgia Wraight: Good morning to all of you and thank you for being here today. Can I ask that you all introduce yourselves and then give a brief description of your practice? Do you want to start, John?

John Talmadge: You bet. Hi, John Talmadge, Bigger Road Veterinary Centers. I’m proud to be part of a 60 member healthcare team that has the privilege of providing a multitude of services for our patients and ultimately their owners.

We have two locations in Ohio. Actually we’re one of the early adopters of the Vets First Choice platform and I can remember telling the Vets First Choice people when we adopted it, that this is going to be a game changer for veterinary medicine and it has certainly proven to be and thank you.

Sharon Minninger: I’m Dr. Sharon Minninger; I’m an owner at Telford Veterinary Hospital. We’re a small animal practice just by the Philadelphia area. I’ve been a primary care veterinary practitioner for about 20 years now.

Jonathan Detweiler: My name is Jonathan Detweiler; I am a practice owner as well at Telford Veterinary Hospital. I have the privilege of running the practice with Dr. Minninger and much like Dr. Talmadge, we were some of the early adopters with Vets First Choice platform in 2012. And we recognized that same thing, that there was something special here that was going to be pretty neat.

Tara Adams: My name is Tara Adams; I’m from LakeCross Veterinary Hospital in North Carolina, a small animal, single location hospital there. And again, another one of the early adopters of Vets First Choice platform. This is something really special and it’s been interesting to see how it’s grown and progressed over the years.

Brian Carlson: Brian Carlson; I am the Hospital Administrator of Old Derby Animal Hospital, Hingham, Massachusetts, just south of Boston. We are a full service hospital, serving companion animals and we’ve been partnered with Vets First Choice and Henry Schein Animal Health for quite a while now, so we’re excited about the opportunities ahead.

Fran Dirksmeier: Thank you for calling that out, Brian. That’s very good. Thank you.

Stephanie Foster: And I’m Stephanie Foster; I’m the Practice Manager of Kings Veterinary Hospital. We’re in a suburb of Cincinnati, Ohio. We’re a very progressive practice, full-service small animal practice providing personalized service to our clients. And we also were relatively early adopters, I think, of Vets First Choice. We joined in 2015 and avid Henry Schein users as well.

Fran Dirksmeier: Thanks, everybody. We have some questions, probably not surprised. And one of the first things I talked about when I got up was favorite pitch, my favorite slide is how to make the complex simple. It’s one of the things we try to do, and you run a complex business. It may be a small business, but it’s a complex business.

So we think we’re doing the right thing, bringing these two organizations together. We think we’re going to have an awful lot of innovation you’ve been able to accomplish or not.

But how do we help you now specifically and how do you think we can help you even more in the future? Brian, [I mean it’s in the past one], so maybe we start with you.

Brian Carlson: I think it wouldn’t be wrong to say that veterinarians are slow to change and evolve. Our industry has been the late adopters of most things, technology and other solutions. We are, by nature, medical professionals and scientists at core and we’re not looking for ways to run our business. Frankly, we’re not business people.

So what we’ve done over time is we’ve looked for fixes to our problems. We’ve looked for patient management systems to replace our files that were stacking up in our hospitals.

We looked for communication tools and solutions when our clients stopped responding to the postcards we were sending out in the mail. Things like online pharmacies and prescription management had to evolve out of the fact that our clients were no longer looking to get their products directly from the veterinarian.

And so, what happened is we started to apply to a bunch of fixes to our problems. We’ve got fix here and we’ve got fix here and when we look at things now in our practices, everything’s fractioned. We’re served by different vendors, different providers and none of them really cover all of the bases. So we’re using multiple platforms and what I would call fixes to solve some of our problems.

And so, what we’re looking for and I think what you guys are looking to do that we’re really excited about is align things together. It makes my job easier as a hospital administrator if we have a platform that can communicate with other solutions we have and solve some of my problems, all under one roof and one umbrella.

So I think the alignment of the services that we’re using today, things like practice management, inventory management, prescription management, communication, bringing those things together, I think, is really compelling for us in terms of running our practices more effectively.

Fran Dirksmeier: Thanks Brian. John?

John Talmadge: Yes, and I think the future, that’s where we need to move. I will tell you, today what’s happening is that as we’re very busy, we don’t have time for the types of relationship marketing that we need to do as a profession to be able to reach out to our clients and do some of the reminders and so forth.

And the thing that we saw with the Vets First Choice platform was a whole relationship marketing opportunity, to be able to stay in front of our clients. You buy six months worth of heartworm protection for your pet. We don’t have time in six months to call you up and say, hey, have you got and ordered six more months for Chloe? It’s the best thing to do for her. We just don’t have time.

We’re busy enough trying to answer the phone every day, getting the appointments and taking care of the clients that are there right now. And what this has allowed us to do is to be able to continue to reach out to our clients, not only today, but into the future, improve compliance, keep our name in front of them. That whole relationship marketing opportunity that we’ve not had an opportunity to do in the past.

Fran Dirksmeier: Excellent. Thank you.

Georgia Wraight: So building on that, how has proactive prescription management altered the way in which you practice? And can you describe part of that journey from where you started and where you are today?

And Sharon, you can see I’m looking at you, so you know I’m going to go to you.

Sharon Minnninger: So as a veterinarian it’s completely changed the way I’m able to practice medicine. When a client comes in for their annual exam, we’re able to talk about the regular preventive recommendations that they may need, we’re able to talk about their joint health and perhaps there’s a diet that may help their joints or a supplement that may help their joints.

But oh, by the way, they’ve been a little lethargic, a little listless, and when I’m able to make a proactive recommendation at the appointment for the chronic care medications that animal is going to need anyway, but I’m able to encourage the client to do additional diagnostic testings and radiographs and urinalysis and laboratory testing, I can get the optimal care that patient in the office today and still capture those sales, products that I’ve recommended and that they should be using and maintaining on, and so I can maintain the animal’s health from when it leaves the hospital for the next six months to a year until I see it back.

But I can also optimize the medical care and treatment and diagnostic abilities that day, because the client actually has more in-day dollars when I split that invoicing out and make the proactive recommendations that they can purchase on their time and when their cash flow allows.

Jonathan Detweiler: And I’ll piggyback on that and say we’re talking about real numbers in these practices. We saw in the first two years with this platform the ability to raise our diagnostic sales and services by over 40%. Which again, in a practice our size is a real number and provided us with real opportunity. Expanding out on those services gave us the opportunity to diagnose more, see more. We were able to diagnose cases earlier and treat things and ultimately had healthier pets, which in the end is really what we’re looking for.

And the platform just continues to evolve to the point where we had an opportunity to move diets over and start to do some of our prescription diets and we actually doubled our diet sales in the first year when we moved things over. So from a compliance standpoint pets and pet owners are getting the medications and the recommendations that our clinicians are asking for. So the proactive piece of this, it’s a game-changer that allows us to do better medicine.

John Talmadge: If I can add one thing to that, because as we did that, too, our in-house inventory numbers actually decreased because we were moving clients to our online pharmacy. We used to have $150,000 of inventory on the shelf at any one point. Now, we’re still selling all that inventory but now we’re doing it through our online pharmacy. Half of our sales have moved to our online pharmacy.

We don’t have the shrink issues we used to have, we still are able to offer our clients, if you will, virtual inventory, any of the products that they want. And it’s freed up cash flow because we don’t have it tied up in all that inventory in the hospital.

Georgia Wraight: Are you able to share any of your growth numbers?

Jonathan Detweiler: And like I said, we saw a 40%, 41% increase in diagnostic sales in the first two years on the platform, which was fairly significant for us.

The other number that’s really important that we saw was a shift in our service to sales margins. Most vet hospitals operate somewhere in the 70% to 30% range. We were at about that; 70% service to 30% inventory. We were able to move that bar up to 80% to 20%. Which again, for us is significant because our margins are far better on the service side of the world. And we just wouldn’t have been able to do that managing inventory the way that we were. This provided us with a good, effective means.

Sharon Minninger: And that’s all while we grew our inventory. Again, we’re a small business; we grew our inventory by $100,000. So we grew our sales. The margin was less of inventory and more of service, but we still grew those sales numbers as well.

Fran Dirksmeier: I have the next question. It says here the data that we see shows millennials being the top pet owners now and that’s been a shift. It also says — this is very good — that they think and act differently. How about that? That’s very good in the notes and I can say that’s true because two out of my four kids are millennials and they do think much differently than me.

What changes are we making, what changes are you making to your business to try to connect with the millennials?

Tara Adams: I’ll speak on that one, actually.

Fran Dirksmeier: Okay, Tara. Thank you.

Tara Adams: And I think we all can agree that we are a very technology-driven society at this point. Millennials are probably the biggest part of that. This platform has given us the opportunity to meet them exactly where they are.

They want to be able to shop when they want to on their own time, do research, make appointments. So it’s enabled us to really leverage this technology. In fact for our practice, we realized almost $700,000 of additional revenue that is a constant annuity stream that’s growing, something that we’ve not been able to match in any of the other service initiatives that we put forward thus far.

Brian Carlson: And I think it’s not going to shock anyone in this room to hear the consumer has changed a lot in the last few years. And we in our industry need to be responsive and evolve to that as well. I think back to, again, how our customers were acquiring their prescriptions and our responsiveness to that and trying to fight back and say no, you shouldn’t buy there; you should buy in my hospital. And now we have a solution that allows us to reach out to the client and allows us to meet them in the space that they’re comfortable buying and a contact point.

And to go back to that proactive nature of it, that’s another change in the millennial and I think it’s more than just millennial, to be honest, I think it’s all of our consumers, but maybe the millennials are leading the charge. People want to know what they need for their pet and when we can provide it for them. And they don’t want to have to have the burden of I call my veterinarian when I need an appointment or I call my veterinarian when I need more medication. We need to take the leadership position in that relationship and we need to be more proactive.

And so these solutions allow us to manage our relationships with our clients from a much more proactive and personalized approach and I think that that’s the other element of this that we see, is we can tailor medicine through things like compounded medications specifically for a patient that allow us to personalize and customize medication for a particular patient.

And that’s really what people want today. They want fast service, they want to know that things are unique to them and they want to know that the people that they’re doing business with are looking out for them and reaching out to them and making sure that we’re staying ahead of the game and giving them what they need.

Unidentified Participant: Excellent point.

Georgia Wraight: How do you ensure that your employees continue to stay educated on all of the advancements in animal health, not just inside the medicine but also from a technology perspective and all the ways in which you run your business? Fran mentioned earlier that we strive at Covetrus to make the complex simple.

How do you do that today and then how can we help you do that in the future?

Stephanie Foster: I think we’ve got lots of options out there for education. Henry Schein has done an excellent job with OSHA compliance and compliance in general.

But again, to Brian’s point about it being really fractionated is we’ve got conferences we can send them to and that’s not without cost, we have seminars that we can send them to, maybe they’re a little less expensive, we can do lunch and learns in our practice but we’ve got to shut down the practice to do that, we rely on vendors to send us information about CE dinners that we can send doctors to.

And so we’ve got lots of options but what I’m really looking forward to is knowing these two companies and how proactive they are in supporting the veterinarian, having one solution where we can allow our staff to — maybe that’s on a Web Site or something where they can all go and find information that is from all the different portions of our business. To the same point of Brian that we’ve got different vendors for all of our fixes, we also have different vendors for all of our education purposes and learning new technologies and to be able to put that under one roof would be really, I think, an awesome step forward for our profession.

Jonathan Detweiler: And I’ll go a step further on that and say part of bringing this great family of Covetrus together brings to bare a bunch of different resources, and Fran had spoke about PSI and we’ve been PSI members now for quite some time, and we’ve appreciated the benefit of a purchasing group from a supply chain standpoint.

But even PSI has recognized as this product has evolved, that there’s a need for continuing education. And now PSI has become our continuing education resource that we turn to when we’re looking to develop our staff. Again, it matches this culture where you guys are looking to meet us where we need it most, and that’s what we’re able to have. So it’s been a great progress.

Fran Dirksmeier: I hope we got that one on tape so we could share with the PSI team. That’s great.

So this one may be one for all of us, but we all have to spend a lot of time trying to stay relevant in today’s world.

And so how are you marketing your practice now, John?

John Talmadge: And we talked about it, there’s the changing dynamics out of there with the millennials coming on board and then the old ones like us, the boomers and things and trying to hit both ends of that.

What we have found is important is that you’ve got to talk to your clients, much like you guys are talking to us about our needs, we have to be talking to clients about their needs as well.

And we put together our strategic plan to look at what our clients were asking for, and we started offering those additional services. Training is a big deal today, you’ve got all these millennials, they’ve got no children, but their pets are their children. And they want to know, I’ve got this dog, I need to have training, I need day care, I’ve got some behavior issues because he’s a rescue pet that we’ve adopted and they had separation anxiety, I want that fixed now or it’s a counter-surfer.

So they’re looking for those additional services and they want the one stop shop basically. They don’t have time to be going all over; they’re working all day. But they want to be able to provide the best for their pet, and while they’re doing that they want to be able to make sure that they’re getting good value and pricing for that.

And so yes, they’re shopping online and doing all these things. So to be relevant in today’s age, we’ve got to be able to meet those needs.

Dr. Sharon Minninger: So I would just add to that and say traditionally if you’re pet owners and lucky enough to be pet owners, that veterinary patient, veterinary client relationship is hugely built on trust. It’s hugely personal. That’s a super intimate relationship that we have, even more than you would probably have with your family doctor. And so the level of trust our clients have in us as veterinarians is humungous.

That being said, we’re not business people. And we want to do all these great things for them and we want to do all this marketing and communication, but that’s certainly not our strength.

We can do it one on one in the office and we can do great there, but reaching out and technology based stuff, it’s just not where our expertise is. So partnering with a group like Covetrus, to be able to take that intimate exam room relationship and expand it and allow us to reach it and contact it the way the millennials, the way this generation wants to be contacted, makes us look like heroes.

And if word of mouth is how our clients hear about us, by partnering with you and us reminding them we’re still your veterinarian, we still have got your proactive script, we still got your back and you guys have our back in doing that, it’s a win for us in being able to market ourselves to the next generation.

Tara Adams: And I think to piggyback on that a little bit as far as the communication that Covetrus can help us with, we rely on our reminder systems to get patients back into the hospital, to send out a card or an e-mail or a text message. And we finally have an opportunity now with the data systems that they have in place to be able to know which ones work, what timing is appropriate and best to get the return on that.

And it’s something that traditionally we’ve done in house through our practice management software, as every practice is different. The benchmarks on those timings is different, so it’s nice to be able to have the amount of data capabilities to really say this is the right way to do this and this is going to get you your return on that.

Brian Carlson: And just one more point on the marketing piece is when we have these different solutions that aren’t quite syncing up and communicating with each other, when your practice management software isn’t quite giving the same information to the client as your appointment management system or your pharmacy management.

They’re not aligned in sending the same message, and so you’re not effectively marketing to your clients if they aren’t getting a consistent message from the practice, if they’re getting conflicting information. And so having these things pointing in the same direction I think is really important in the relationship of effective marketing.

We need a consistent message that’s coming from one source that gives them all the information we need to deliver.

Georgia Wraight: Now, this I think is a relatively large question, so I’m just going to warn you all in advance. How have you used technology or business practice to grow your business?

And I would also add to that when you’re thinking about the answer to that question, from a Covetrus perspective, our combined organization, what do you think we can do to enhance on that further?

And I’m going to go to you first.

Tara Adams: Yes, well I think we’re in a market that is consolidating. And so there’s lots of corporate practices and there’s also lots of baby boomers who don’t have an exit strategy. And so I work for a practice that was in that position, my practice owner was looking to figure out how to create that strategy for himself. And so when we aligned with Vets First Choice, we’ve always used Henry Schein, we were able to really focus on our inventory costs, our cost of goods sold and focus on our revenues.

And what we were able to do, we increased our sales nearly 50% over the course of the last three years. Well what did that do for EBITDA? That was huge. So our EBITDA percentage grew almost 5% and those revenue dollars, the EBITDA dollars grew pretty significantly.

And so what ended up happening is by my estimation I think that our practice owner, when he sold to a corporate entity, was able to get probably double what he would have gotten three years ago if he had shopped himself out, because we did have not only a higher EBITDA revenue, but we also had higher EBITDA percentage because we’ve gotten our cost of goods sold down.

And so I think that it was probably double what he would have gotten three years, and I think that that is so significant for so many veterinarians and I think that using Covetrus to do that as an aligned solution I think is going to probably project that even further for a lot of veterinarians as we move forward.

Jonathan Detweiler: The one thing that I’ll say is, and again from a technology standpoint and what we are able to appreciate with Covetrus is an opportunity to hit gaps in care that we have. We have so many different places that honestly are blind spots to us in our industry.

We don’t even know the areas that we’re missing, and having the analytics and the horsepower that Covetrus is able to provide us with our own data looking through our PIMs system, it provides us with those spaces to say this is a demographic of our clients that we’re not reaching.

This is an area that we can do better. And then Covetrus takes it even a step further and says we’ll provide you with the action steps to be able to take that data and turn it into sales.

So from a technology standpoint, again, just it’s going to help us do better medicine by capturing opportunities that we didn’t even know we were missing.

Georgia Wraight: And then how do you feel that that strengthens your veterinary client patient relationship? How do you thought that’s grown for you over the last three to five years?

Sharon Minninger: I guess I would say you almost alluded to and the fact that you’re in with your veterinarian for their annual exam and they might have forgotten to get you the medicine because, quite frankly, you were worried about the ear. You were worried about the separation anxiety. You were worried about the trip you’re going to take and where’s the animal going to stay.

And we discussed so many things in the course of that visit, it allows us to not miss those gaps in care, and when they are to be able to recapture them and still always make the best recommendations for our pet whether it’s in the room or after you’ve actually left the practice and still maintain that level of care.

So you remember when you get home, “oh gosh, I didn’t pick up the heartworm medicine,” but I’ve already met you in the parking lot with the e-mail saying here’s what you needed. So I can cover that and be everything for that client.

John Talmadge: And I think it sends a message to our clients that we really do care about their pets. We’re paying as much attention to you and your pet not only when you’re in the office, but even when you’re not in front of us. We want to take care of the health of your pet and the health of the family because of it.

[Stephanie Foster]: Yes, it makes it a lot more relational versus transactional when it comes to our client’s relationships.

Tara Adams: And I think you alluded earlier about the lifecycle of the prescription and how the systems that are in place really help us reach back out to our clients when those prescriptions are expiring, to bring them in for more services, to keep that going, and to keep it seamless without, oh, I’ve missed three months of heartworm prevention or whatever their preventative or chronic medication that the animal needs to be on, and to not miss those services.

Jonathan Detweiler: And I think there’s one other really key thing not to be minimized here is trust, that this product, this family of services helps us build trust with our clients, which at the end of the day is probably one of the most important things that we have. You guys are guaranteeing us ways to ensure that that trust continues, and that’s important.

Fran Dirksmeier: That may be the most powerful thing that’s been said today, quite frankly, the way I see things. We really have to have a Company [standards] for integrity and values. That’s all that really matters, at least in my view and in the Company that I’ve been involved with, and I think going forward it’s trust, integrity, and values is incredibly important.

So then I have the final question. I have the final question. And we talk internally and externally, but we do it internally talking about helping our customers thrive and grow. What are some of the business practices?

And I want to go back to you, Stephanie, because you were kind of on this track. Some business practices that you’ve been able to do, and what do you think we can even do more of in these business practices?

Stephanie Foster: Well, I think the compliance reports have given us visibility. We had no idea that our compliance was so low. If you had asked me, I would have told you it’s probably in the 60% to 70% range of compliance — 100% compliance, not 60% to 70% of not treated at all.

Online appointment booking and the visibility of the reports that we receive so we know what are the unfilled prescriptions. Henry Schein’s done an excellent job of looking at those compliance numbers for us as well, and I think putting those two together and really even giving us more visibility for our inventory management.

So when if Covetrus can tell us, “hey, you should be running out of this. Do you need more,” not just for prescription management for our patients but also what we carry in practice. I think that’s all huge.

John Talmadge: Great. I think that data’s just absolutely powerful in terms of not only a relationship with our clients and being able to for better health outcomes, but in terms of the business and the business health that data is so important, and the ability to be able to boil that down and give us that meaningful data that’s actionable and will help us to continue to grow our business, that’s what we need.

Brian Carlson: Right. But it doesn’t stop at the data. It stops with that guidance and that input of what do we do about this? How do we attack this? How can we work together to solve this problem? Because we’ve had these gaps in care, we’ve had these gaps in compliance for years, and I think at the core, we may not have believed the numbers are as large as they are, but we know that they were there.

But now we have solutions to be able to say let’s go after them together. Let’s leverage manufacturer rebates to be able to get your client pricing down, or let’s give you a tool to be able to proactively reach out to your clients to drive them back into the practice.

It’s taking the insight and the information, but it’s also providing us with a mechanism of what we can do about it or what we can put into our practice.

Sharon Minninger: It’s not just the data, and Dr. John had alluded to this, it’s the actionable data. So you don’t just give me the numbers and tell me, “here, good luck.” Again, I’m not the business person. You give me the data, say, “here, we’re going to help you, and together we’re going to reach these people and get these people and drive the compliance and the care you’re looking to do,” and that’s what’s huge.

Fran Dirksmeier: Very well said. So that’s what we mean by — when we say we need to make the complex simple. That’s really what we need to do.

John Talmadge: Yes, yes.

Fran Dirksmeier: We need to use common sense, and sometimes it’s not to common. And action means — what I meant — that’s what I meant by we don’t wait, right? We have information and we can do something about it. And so, it’s incumbent of us to do it, to actually act and do it now.

From my perspective, this was the best part of the whole day so far, right, getting it from the real perspective. Oh, no offense, Christine. I know you’re still going. Sorry about that, but to get the right context is energizing for our Company and hopefully the industry. So thank you very much, everybody. Really enjoyed it. Thanks for being here.

Georgia Wraight: So we’re going to do a quick scene change here. We’ll take another quick break and them we will have Christine Komola join us who is Covetrus’s CFO.

(Music)

PRESENTATION

Christine Komola: Great, well thank you, everyone, and thank you to the panel, really interesting information. And what I think is important for this team to know is it’s one thing to hear about the passion from Ben, from Dave, from Georgia, Fran, you’re going to hear from me. We firmly believe in the opportunity, in the information, and the data, and the tools, and the technology that we’re going to bring to the clients that we’ve got.

The reality is, it’s comes back to that panel. Hopefully you heard loud and clear from the panel. They are a small business practice made up of veterinarians, and the passion around what the veterinarians actually want to do is serve their clients. They want to take care of their pets; they want to take care of their pet owners.

And this whole information administrative responsibility, it’s not why they necessarily signed up to go into this profession. And that’s why the relationship and the strategies that we’ve got to serve them is so important, and why as they engage in what they’re trying to accomplish, working with us, it really does help them.

And hearing from them, loud and clear, it’s not always perfect. But it is critical to their practices. And I appreciate their honesty and the fact that they do want to serve their clients, and recognize that their administrative responsibility is not their priority. And so, we’ve got to be there to help them. So hopefully that was value. And I’m sure that the context around that pulls it all back together.

What I’m going to do is actually just spend a little time talking about the financial model, talking about what we bring to bear, and the financial implications of everything that you heard so far.

First of all, most importantly, you have heard and seen, we’re a $4 billion global Company. We are driven by a situation where we’ve got technology. We’ve got tools. We’ve got an ability to bring all of this to our customers in an effective way. Having said that, also the number two pure play in which we can continue to grow our market share throughout the next several years. There’s lots of runway, despite the fact that we’ve got a very strong base to build from.

You’ve heard today from Ben about our opportunity, and the lack of compliance that the customers and our veterinarian practices have experienced, and how we try to normalize the data. You’ve heard from Ben around the fact that we expect to bring all of these tools, utilizing the sales force and the trusted relationship of the Henry Schein business. Those are things that we expect to build on our platform, which Georgia enumerated the skills and the technology which will help enhance all of the share of wallet opportunity that is out there, and it’s vast.

Hopefully you’ve been able to understand that the 100,000 customers that we’ve got worldwide need our technology. And that we can help better further their advancement, which ultimately helps expand our own market share. Now, these veterinarian practices don’t go in and say I want to drive my own market share. But we know that by driving the share of wallet, by driving the customer enhancements, that that will be a natural outcome.

And we’ll continue to do that, not only with the tools and technology, but the base of business that we’ve got in our proprietary brand. It’s also in the areas, such as PSI, which you heard from our panelists around the importance of things like that. So it’s all of this vast array of tools that we can bring to bear for each individual needs around our veterinarian practices.

Let me be clear, our world is complex, and we want to make it simple. So I’m going to try to be as transparent as I can today and in the future. And I want to be clear on what’s in the financial statements for the registration statement for 2018, just to give a little bit of a framework.

So as of 9:30, you can see in the financial statements, we’ve got sales growth of on a normalized basis for the animal health Henry Schein business of about 6.6% growth. That’s a little bit faster than the market. For the Vets First Choice platform, we’ve got sales growth of about 37%, that’s organic growth, excluding the Roadrunner acquisition, so that all hopefully makes sense.

It becomes more complex as you look at the EBITDA numbers. As you have seen there’s lots of noise in those numbers. The reality is that the animal health business as we understand and we think about the normal business, it’s about $195 million as of September 30. That is in comparison to a very different GAAP number, because the GAAP number includes overhead charges, it includes other transactional expenses and restructuring expenses.

The Vets First Choice platform number is about a loss of $2 million, that number, if you look at the GAAP number, is very different primarily because Vets First Choice has encouraged significant overhead charges as it relates to this transaction and as we’ve positioned ourselves over the past nine months of getting ready to be a public Company. Getting ready to work with an amazing Henry Schein business, it’s required things to happen, such as incremental legal fees, incremental fees, hiring finance people like myself, setting up insurance programs, so there’s all these types of expenses which have been incurred.

But the reality is, as we look at the business, it’s $195 million of EBITDA and it’s about negative $2 million in Vets First Choice. So what does that mean on an annual basis? Here’s our basic view of 2018. We believe that the year will be about $250 million in EBITDA. If you layer back on what we think will be the investments required and we’re estimating right now for being a public Company supporting this amazing organization, it’s about $25 million.

The net result of that is about $225 million of an adjusted EBITDA base. That’s what we would expect you all to work off of. That’s the baseline to take away from today and build the models that you’re all feverishly building probably as we speak. You’re watching me probably building your models. So these are the things that you actually should take away and work forward from.

Now, I’m going to talk a little bit about the investments and things that you can expect on the horizon. If you think about the investments, we’ve talked about the $25 million, the other area is TSAs. So our TSA plan, primarily focused in Europe, is really driven by the need to have double costs as we transition out of the TSA’s into our own business. Those will be limited in duration, you’ll see those over the next several years. We’ve got various iterations of as we fall off, but you’ll see a little bit of that.

Investments. So we expect, quite frankly to invest about $100 million over the next three years. That investment is going to drive the value capture that we’ve got planned. I would also add that these investments are not necessarily all baked into our plans; we’re still working though them. Let’s be extremely clear, and I’m very clear with all of my new management team, these investments will need to be justified in and of themselves so they may or may not all come to fruition as everybody would like, but the reality is I expect to be able to invest in a CRM, I expect to invest in sales force productivity tools, I expect to invest in technology around our warehouse systems.

These are just some of the things that we will need to do, we will invest in some of the IT global areas, and we will take the time to plan them, we will take the time to make sure that they are prudently results and a short payback as well as to make sure that there is actually a financial return. You’ll hear more about each one of these things as we go forward over the next three years.

Now, as you think about where we are from a strategy perspective, so we’ve spoken a lot about all of the work and the excitement from Georgia, from Ben, from Fran. The reality is, over the next 12, 13 months, we have an organization to set up. We’ve only just now, today, really Thursday, Friday, will we really be an integrated group that will look at the data, we’ll look at the underlying vendor relationship, customer relationships, pricing, all of that kind of work.

We will focus on the organization, we will focus on the U.S. value capture opportunities. We will focus Europe and Australia on really making sure that we get this TSA process underway in which we can actually transition out of the TSAs and we will therefore make sure that we are very well positioned to be successful for growth in 2020 and beyond.

All of this is going to have to happen under the core structure that we’ve got of serving our veterinarian practices every day. I’m very confident in the plans that we’ve spent the past several months doing that, but that’s really the focus for 2019. Beyond that, we’re going to build from the core. By then we will have focused and had great results, I’m very confident, Fran and Georgia, in our U.S. value capture.

We’ll turn quickly to the Europe value capture, leverage what we’ve been doing in the U.S. and be able to rapidly expand that value capture, continue to build out the proprietary brand strategy, super excited about what we see there, because that hasn’t been as robust as we think that the opportunity is there, so you’ll see and hear a lot more from that area. So those are just some of the things that, as we continue to grow, 2020 is going to be our year that we’ll pivot up pretty aggressively.

Let me talk a little bit about the value capture and kind of what it is. So as you’ve heard, seen us talk about, we expect to have $100 million by the end of year three on our value capture. We can get into a whole bunch of complexity, there’s a lot of detail in here, but to keep it simple, the focus is on our customers. The unique opportunity that you will hear continually from us is that the value capture that we’ve got opportunities is all about the revenue growth.

Yes, there are cost savings and synergies around that, but the reality is, the vast majority is synergy, is value capture in the revenue model. It comes, starting from moving our customers, getting them on the platform, allowing them to experience what that panel team has spoken about. Allowing them to therefore build their relationship, enhance the share of wallet that that platform can enable and all tides will rise. That is the vast majority of where we’re focused.

There are other areas of opportunity which revolve around the vendor, the merchant relationships, bringing to bear all of the things that our merchants can do to connect the triangle that we’ve got between the practices, between the merchants and our platform, absolutely an opportunity.

And then there’s operational efficiencies. So there is operational efficiencies, we do think we can leverage different areas and there’s good old fashioned SKU-by-SKU, better buying opportunities, which we’ll be able to realize in the short-term. So there’s a variety of avenues to go down, but the vast majority focuses on customer migration to the platform and building our share of wallet from there, and taking that globally.

Now, in terms of the timeline, I think as we think forward, we’ve got about 20% by the end of the next 12 months that we’ll be able to experience. We believe that from there, we will continue to build the momentum, so we will have, by the end of the year, very strong momentum in the U.S., and we will therefore have that leverage going into 2020.

We will have started the European, the Australia world, in terms of the value capture. That will be heavy upped in 2020 and beyond and so we’re very confident at this point there’ll be zigs and zags, that by the end of year three we will be at the $100 million run rate marker.

We will clearly give this group updates on a regular basis. So as we continue to firm up our plans, I fully expect every time we speak, for an update to be requested and we will continue make sure that we’re clear on where we’re at with this journey that we’ve got ahead of us.

Now, in terms of the growth and our actual guidance, so for 2019 what we are planning is to have our sales growth at market. So we expect to grow at market. That involves really having the dynamics of customer activities that have occurred in 2018 embedded in that. EBITDA, which is the critical one from the bottom line, we expect to be able to continue to invest in the business. We plan for double-digit growth off of the adjusted $225 million EBITDA and feel confident in our ability to execute against that.

Having said that, we are going to be able to absolutely plan for growth in 2020, as we look, fast forward into 2020, we expect to have sales growth, which is a sustainable high single digits, we expect our EBITDA numbers to continue to grow at double-digit rates, so therefore our synergies, our actual core business around proprietary brands, global expansion and other activities, just as we continue to harvest our core business to continue to be part of our every day way we operate our business.

Now, the output of that is clearly focused on what our capital allocation is, because, yes, we are going into this whole transaction with very large, complex debt that’s out there. We are highly leveraged, no doubt about it. I am very excited about planning to deleverage that.

My long-term goal is to be investment grade. We expect to be able to, over time, we are going to generate a lot of EBITDA dollars, the EBITDA dollars that we generate are going to go into reinforcing that value capture, it’s going to go into paying down the debt. We are going to be prudent about how we allocate capital.

There will be opportunities in the future, not as much in 2019 necessarily, but for small tuck-ins, which will be accretive on a short-term basis. We will continue to drive towards the prudent capital structure that you all would expect, and once again I’m sure this will be a topic of conversation for us to talk about on a regular basis, but our management team is fully committed to ensuring that we play down our capital and plan for investing in what matters and will make a difference to the bottom line as well as the top line to drive the EBITDA dollars.

Now, as we think about this and all of this creation, I want to reinforce that as we think about the business, as we think about the strategy around compliance, around the technology, around the sales force relationship that we’ve got with our business partners in the veterinarian practices, as we think about the global stretch that we’ve got ahead of us, it clearly generates a very obvious sales revenue generation. That leads to, obviously, a variable business where we generate a significant amount of EBITDA.

We’ve got a great base that we’re working from today, we’ve got a core business which is very profitable and generates cash today. We will continue to do that over the next several years and that will be the foundation of what leads to prudent capital allocations. I feel very confident in that and I feel like our management team is very focused on that. Excuse me. So as we think about our customers and as we think about where we’re going I want to make sure that we answer your questions. As I said earlier, we want to be transparent to the best of our degrees.

We don’t know everything, we’re just pulling our teams together. But I want to take the opportunity to pull back up our Covetrus management team that’s here representing a much wider team. And guys, you want to come back up? We’ll go through our question and answer session. Excuse me.

QUESTIONS AND ANSWERS

Unidentified Participant: Can you — yes. It’s a great story. Do you have a long term EBITDA margin goal looking out three to five years? Because you have such a huge revenue base that’s growing pretty well.

Christine Komola: We’re still working through that. So we will come back over time with it, but we do plan, as I said, to continue to accelerate our growth both on the EBITDA double digit as well as the sales. So stay tuned, but we don’t have a stated dollar yet.

Erin Wright: This is Erin Wright, Credit Suisse. Can you speak to the latent synergy opportunities with past Henry Schein deals? They’ve been very acquisitive in the past. I really don’t know how much, for instance, the Polish veterinary business has been integrated with the entire unit. Can we think of that as upside to the $100 million in synergies, longer term?

Christine Komola: As we think about the transition and the consolidation around the organization, we do. I think that these teams with the Henry Schein group have been very independent and they have not worked together as a management team. The excitement — we were over in Europe with Mike Ellis and his team several months ago and the excitement of seeing that group work together for the first time, in many ways, and to hear — actually, Georgia demonstrated what that platform can look like as a unifying rally cry. So there is upside to that mentality.

Benjamin Shaw: I guess I’d just confirm, Erin, that throughout the business we did have minority shareholders in key businesses throughout the portfolio. And so we have — those minority shareholders have come out of the business as part of this transaction. And so I think that’s really important in terms of creating a structural alignment for the organization going forward.

Erin Wright: And then one other follow up question. Last week MWI reported under ABC and then IDEXX also reported. It was a little bit subdued growth in terms of underlying practice volume trends in the U.S. and I’m just curious how you would characterize current veterinary demand trends, particularly here in North America now. Thanks.

Fran Dirksmeier: Sure, I can take it. I think that in the core distribution business we have seen a decline in patient visits. And that has been a corresponding slowdown of market growth. And that’s because what I call is the competitors we can’t see so many times, which is competitors our veterinarians can’t see. Which is really what we’re trying to do is keep things in the channel for the channel and then deliver better medicine. So what we’re going to be able to do is take overall growth and keep that growth in the channel. So we see a different way to grow which really should help our customers a lot and then subsequently us too. So that’s what we see.

Mike Ryskin: Mike Ryskin back here, Bank of America. Thank you. Two quick ones. Earlier in the presentation you talked about long term potential for $500,000 to $1 million in fees from the average practice. Clearly that’s well above where you are today and even where most practices are today. Can you talk about what needs to happen to the ecosystem to get there? How do you envision progressing where we are today to where we are there now in terms of the pharmacy growing?

Benjamin Shaw: I can speak to that. And if was fun to see great customers here today, many of which are experiencing that level of success in their businesses. Tara at LakeCross shared that she at this point is now over $700,000 in online auto-ship revenues through her business. And that’s just extraordinary success in a short period of time. And so we think that while Tara obviously has had great success and Brian similarly, Stephanie, all these accounts have done — have really had remarkable growth. Their application and use of engagement, both with — with all of our services, in-office and online varies practice to practice.

Their success is something that we think we can replicate across the board. So I do not think that that’s an outlier group of accounts. I think that that’s just fundamental opportunity relative to the current state of compliance across the board in North America.

Fran Dirksmeier: And I think the key enabler, really, Ben, is combining forces and having our people on the street. And we have — we’re very fortunate to have a lot of training lined up right around the corner, within weeks training our entire organization, then be able to go out and carry that forward. Because relationships really do matter. We even heard that in the panel. So we’re able to explain and work with our people on site day to day really with our customers, I should say, helps a lot. So that’s how we’re going to get to the scale, I think.

Benjamin Shaw: And last I’d offer is that we did share in the materials cohort data as customers have on boarded to various kinds of services. We have a very predictable level of ramp in their utilization and how that translate to prescriptions under management or appointments under management, and the yield relative to that, and that predictability and that consistency in adoption rates and then subsequent engagement gives us pretty good visibility to where we stand in the maturity cycle and the adoption rate of that technology on a per customer basis.

Mike Ryskin: And then quick follow up, can you talk a little bit more about the [Road Runner] acquisition and the compounding opportunity there?

Benjamin Shaw: There’s a lot of special situations in our category, particularly around chronic care where some of the sickest patients have some of the most complex coordination dynamic that dogs with liver disease may be on complex liver therapeutics but also on liver diets and supplements and coming in for regular diagnostics and on preventatives and vaccination programs.

And so, I think that it’s our ability to provide very high trust, specialized services for some of the sickest patients in this category. That is an area that we have expanded on both on independently throughout Covetrus but also through [Road Runner] and through Atlas Pharmaceuticals, our new FDA 503B facility.

And so, we continue to look for opportunities to help veterinarians identify solutions for where there is not a good commercially available product and where they have very specialized needs to support clinical situations.

I would say that for the category, we have helped professionalize compounding as a service in this category that we have met very high level of licensure and accreditation and ensuring that we’re operating at best practices. And again, Atlas was a major new innovation for the Company, the first 503B facility in the category providing a very safe and thoughtful solution for in-office use compounds.

So we think that that’s a really — a great example of new innovation that we bring to the channel and specifically at patient level. Again, these are some of the sickest patients. 5% of the patients can represent as much as 40% of the total spend in a veterinary practice.

And so, if we can be very helpful to our customers in coordinating care and managing both diets and food and diagnostic in a preventative service, this is sort of — we’re proving what’s possible in veterinary health when humans don’t get involved, right? That level of coordination care we all hope for in our own lives is something that we’re trying to deliver in veterinary medicine.

Kevin Ellich: Kevin Ellich, Craig Hallum. So a couple quick questions. Of the $100 million opportunity target that you talked about, is that all coming domestically or what percent is coming from the international opportunity? And on top of that, do you think the 100 countries that you’re in now is the right size? I guess how should we think about the roll out of Vets First Choice platform in those countries?

Christine Komola: So I’ll take the kind of view of where we are with it. So right now, the focus is on the U.S. value capture. That’s the near-term opportunity, and it’s a $2 billion business, so it’s a pretty significant opportunity. It’s where we have got most of the customers.

Having said that, Europe is actually very fast growing and clearly up and running in terms of where we think the value capture is. So we’re working through precisely how much will come from each area, but I would expect that Europe will be very aggressive in their plan.

In terms of the countries that we grow and where we actually take the Vets First Choice platform, it’s actually rather comical because right now they’re all fighting to get that platform. So we will vet our where we can do it the quickest and try to do some pilots in the different regions.

We feel that it’s a great way for the teams to kind of look, get the feel for it, touch it on a smaller scale, but there is — Georgia’s very popular and her team in terms of where we can go and how we’ll go whether it’s Australia, UK, Netherlands. We’re working through that piece of it.

Georgia Wraight: I would agree, and I would also just to echo that to say that as we’ve been looking through the — what are next steps are internationally, the possibilities are actually pretty endless. The model works over and over again in all markets.

And so, working out what is the best and first opportunity has actually been quite difficult, but we fully expect to be in market in 2020 internationally, and the rollout is pretty aggressive.

Kevin Ellich: Great, and then thoughts on Henry Schein’s — Henry Schein Animal Health’s legacy, businesses like the products that they have scaled, smart pack, crews, et cetera, thoughts on what you plan to strategically do with those if there’s any divestiture opportunities?

Benjamin Shaw: No, there’s not divestiture opportunities. These are part of a portfolio of specialty services that play an important role in our business. And as we continue to roll out proprietary brand products, particularly in medical surgical space and other categories, we think we have an opportunity to deliver a lot of value.

And I would just say for in the U.S. market, the application and the adoption of that might look a little bit different than it does in Europe and Australia. In other words, those businesses have different go-to-market strategies depending on the markets in which they operate. Fran, do you want to expand on that for the U.S. market?

Fran Dirksmeier: Well, in the U.S. market, I think we’re going to get off to a really nice start. We just had our leadership meeting where we bring in the top 150 leaders in the Company. We do it every year. We had it about two weeks ago. We actually got to have Brian and Stephanie speak.

And so, the energy around that was terrific. So that was just — it was indicative of what we’re going into. And what we’ve been able to build the last couple of years is a learning organization, so our people really seek and thrive on the type of training that we’re going to be able to give, and we really take it — we have people who care.

And so, what we think we can do now, now that we’re getting to understand this, really help our customers be successful, and that drives us incredibly well. So I think we’re going to get off to a really nice start just in a couple of weeks with our whole national meetings, which is hundreds of people to get off to when I start, and then we’ll be kind of in good shape.

Dave Larsen: Hi. Dave Larsen with Leerink Partners. Can you talk about the legacy Henry Schein’s sales force and the cross-pollination efforts here? Like have they been trained on the Covetrus solution? Are they going to start earning commission dollars on their sales of the Vets First Choice product? Can you maybe just give a little more detail around that?

Fran Dirksmeier: So the legacy sales forces at Henry Schein Animal Health in the U.S. is more than 250 people. And so, we cover every animal hospital in America. Then we also have an inside group. We call it the customer engagement group, which is about 125 people. So that’s when I say we contact every single customer in contact every single day.

We’ve trained leadership or I would say we have exposed leadership in our top 150 meeting, and that was with — and the best part of the meeting, although I think I did a nice job, was really when Stephanie and Brian came in and really engaged the people.

And so, our national meeting is the week of March 4 where we have it all setup mostly with training for the people, and we’ll actually certify people, right, that have qualified and certified to represent the platform.

Now, it’s going to take time, right? Good things take time and take work and progress is way more important than perfection, but after that, we’ll be able to make progress and engage with customers. There’s a lot of resources on the Vets First Choice side so we can actually call for help rather quickly and with real expertise, but we’re going to go and take this platform to the customers who trust us. And that’s the plan.

Georgia Wraight: And I would just add to that as well to say that these sales forces, we have 40 external sales team members in Vets First Choice as well as a whole host of team members internally that deal with how we launch and engage customers, but these sales forces from both Henry Schein and Vets Best Choice are used to being in the market together. And so we’ve been very fortunate to be working together over the last couple of months, we’ve not been allowed to engage hugely but commercial teams, from the perspective of training and readiness for day one, and as Fran mentioned, we have a huge Covetrus national meeting coming up here in about a month’s time, whereby we intend to bring these forces together, there is a full training schedule will be going out together. So — they’ve been in the market together already, just we exist together today.

Fran Dirksmeier: It’s one of those things where appropriation is the prize, so we’re putting them to work and can be really prepared after that week.

Benjamin Shaw: And that one will be a similar model in upside the U.S. as well.

Unidentified Participant: (Inaudible).

Benjamin Shaw: Yes, we can’t — can’t comment on that and obviously until post closing is something that we’ll look forward to understanding but I would just say it’s — the 7,500 practices that run the Vets First Choice platform end of year probably have a high overlap with what is almost 90% of the U.S. market that today enjoys relationships with friends, organizations. So I would say that there’s going to be some high overlap there, the opportunity is to continue to accelerate adoption.

David Westenberg: Okay. Thank you very much, this is David Westenberg from Guggenheim Securities, just one question, one follow-up first. Your attraction to Henry Schein — and I know you’re going to say there’s a lot of things to like, so if you can maybe rank order kind of what you like, what you saw attractive in terms of maybe practice management, supply chain, infrastructure. What exactly did you look at and you see, geez, this platform would be great to put Vets First Choice on?

Benjamin Shaw: Well, I think the first is cultural, these are two organizations that are very, very committed to helping veterinarians be successful. And so we’re aligned in that mission, we’re aligned culturally, and we look at the opportunity from two very complementary perspectives around how we’ve invested and developed value-added services in-office and how we’re developing new value-added services for online channel. And so I think it starts there, we have natural alignment around our mission and values and how we think about, expect to build and strengthen relationships we enjoy.

I think that has to be number one, from there we’re a service organization. And so, we are grinders. We support customer relations every day, and being able to deliver accurate, fast, high-quality service levels that customers as you heard, depend on us every day to make sure that goes well. And these are two organizations that really value service expectation and not only from a — from a practice level point of view but at the end user.

If we make a mistake or if we don’t have it right, we’re letting a bunch of people down. We’re letting down the healthcare — veterinary healthcare team, we’re letting down the patient. And so I think it starts there, being able to leverage and combine the infrastructure and relationships is practically, short-term, very helpful, but I think it starts with two organizations extremely committed to this ethical channel and helping veterinarians be successful looking forward.

David Westenberg: And just one follow up question and maybe this more for the veterinarians but, they mentioned 41% increase in diagnostics revenue, now the — to me the pharmacy channel is very intuitive in terms of how you increase revenue in the veterinary practice but the diagnostic channel maybe is a little bit less intuitive, so can you maybe explain what’s going on in — at the practice level that increases diagnostics so much?

Benjamin Shaw: Well, I’ll make a couple comments and look for Georgia and Fran to jump in, but I guess I would just say, great proactive prescription management is a key driver to in-office services. That if we do a great job driving heart worm preventative, at the end of that twelve months we need to see you back in the office for heart worm screening. And efforts — we’re driving thyroid medications, we need to see you for a follow-up T4 test, or if we’re doing — driving [Penovendin] we need to see you for a follow-up echocardiogram.

There’s a natural relationship between diagnostic insight and therapeutic recommendations, and managing that, not just for one year, but second year, third year, and fourth year. So a renewal of an annual prescription coincides with a critical diagnostic event in many situations.

And so, if we’re doing a great job professionalizing follow through and follow-up, naturally we’re going to be driving a whole lot of incremental diagnostic services and that’s a direct correlation.

And it’s actually one of the — one of the reasons we’re so quickly moving towards launching appointment management capabilities is because the critical risk to renewal and auto ship is not being able to drive that timely follow-up diagnostic in-office to ensure that we can perpetuate second, and third, and fourth year of care.

Fran Dirksmeier: I think — I think what I’ve learned is if we can maintain connection and connectivity to the pet owner through the veterinarian, we can get people to bring in their pets more. And it’s really test, treat, prevent. So it’s test, treat, prevent. And then we’re driving better outcome — better health outcomes through better connectivity. That — that’s as simple as I could say it. That’s what I would say, Georgia.

Georgia Wraight: And I would also add, to say that as you’re splitting that invoice now in clinic, the wellness visit, you’re taking a portion of that prescription and now you’re buying it online. The pet owner is seeing a lower cost. So they’re more willing to spend more money on diagnostic tests.

I would say that one of the things I learned from our team — from the — from the customer panel was exactly that. You’re finding pet owners are willing to do more diagnostic tests because they — they’re now not spending $200 in that transaction, on their preventative medication as well.

Benjamin Shaw: The gaps in care that we identified that exist for dispensed medications look a — we have the same opportunity to do work to identify gaps in care in the office services, whether it’s vaccines and fall booster programs, or whether it’s diagnostic activity. We have an opportunity to identify gaps in-house, and drive patients back in for services.

And so, I think that an indirect benefit already, through good prescription management, we’ve driven a lot of in-house services. And we’re going to see a much bigger focus on direct messaging to drive in-office diagnostic services over the next couple of years.

Jonathan Block: Good morning, Jonathan Block with Stifel. Ben, maybe for you, if you could just talk at a high level, what you’ll be able to do with practices that are on AVImark or ImproMed.

I mean, you talked about being able to leverage 90% practices that Schein’s touching overall. But I think one of the unique assets of Schein is they’ve got the number one position in practice management. So as we look forward, what can VFC do or what can you do as Covetrus, so to say, and leverage the PIMs?

Benjamin Shaw: Yes, we have an opportunity — for us, that really is the operating system of the veterinary practice. And we have an opportunity to begin to invest in significant signature enhancements to those applications to identify new workflows and opportunities to improve performance.

And that can be broken down into a variety of customer segments. Corporate groups have more complex issues around networks of customers on shared servers, or in multiple servers, or in equine where we’re mobile practitioners working off of a truck, so there’s different use cases. We’re going to continue to identify that. But we’re making direct and significant investments in our practice management software.

And those enhancements are going to improve functionality, save time in the practice, but also create better integration on the platform. We’re going to have more natural integration with prescription, appointment, and inventory management capabilities.

Jonathan Block: And then just a quick one. Christine, part of this might be for you. But do you guys give any metrics on retention on the VFC platform? And you talked to cohorts going back to 2012, has there been any churn?

And then, on in a different direction. One of the slides you threw up showed $250 million of 2018 adjusted EBITDA. And I think the number was 195 for the first nine months. So any seasonality that we should be aware of — because this sort of implies $55 mil for 4Q versus $65 million per quarter for the first nine months.

Christine Komola: So as we think about — just to ground in 2018, seasonality is a little bit — particularly in the spring and as you’ve got the flea, tick, heartworm summertime activity. So there’s a slight seasonality in there, but it’s not dramatic. It’s not dramatic. So I think you can expect a steady state going into the last half of the quarter. In terms of other areas that we’re focused on, your first question — can you just clarify what your first question was?

Jonathan Block: Just on retention, in other words, when someone —

Christine Komola: Retention?

Jonathan Block: Yes.

Christine Komola: I think these customers and clients are very sticky. They actually are very particular. So as you have looked at our cohort, you can see that they build double digits over time. It takes time to ramp into the platform, it takes time for these veterinarian practitioners to give us the full capabilities and that is something that we actually think the sales force team from the Henry Schein will help to reinforce faster. But we continue to see that build. It’s not a big bang, it builds over time. The retention is extremely high.

Georgia Wraight: I would just agree with that and just add to say that we generally don’t lose customers. The stickiness, to Christine’s point, is really, really high. And also it’s pay for performance. So we’re in it together to perform. And so the retention is unbelievably high and we don’t see that churn that you may expect, we don’t see that.

Jonathan Block: Thank you.

Elizabeth Anderson: Hi, Elizabeth Anderson from Evercore ISI. One of the things I thought was very interesting was how you’re looking at the increase in complaints rates, particularly for prescriptions. Where do you see a realistic compliance rate going to over time, [is as]?

Benjamin Shaw: Yes, so we have done a lot of studies with a lot of manufacturers and practice is an opportunity to opt in and directly participate in these programs. And so it obviously depends on different therapeutic programs. We did a — with one manufacturer, we studied chronic care management in a lifesaving treatment for horses. And I think the surprise to both the customers and manufacture base was a mid-30s compliance rate for a chronic medication that is life-saving and has significant benefits. And so we were able to get that into the 80% range after about two years into the program.

And so I think that 80% to 90% is where we would look to drive compliance for those patients for which we have an opportunity to drive and there’s always good reasons why patients may come off therapy or may stop or substitute onto an alternative product. Compliance levels on food is higher. And so I would just say, though, there are differences between preventatives, maintenance and chronic medication compliance, the starting point can vary. Preventatives tend to be much lower compliance. NSAIDs or chronic medications might be — the starting point might be higher.

Elizabeth Anderson: Perfect. And then as you think about the $100 million in investments over the next three years, are there any gating factors related to the value enhancement opportunities or are you evaluating them on a totally separate set of criteria?

Christine Komola: The plan that we’ve got in place now is — I’ll say fairly tangible in that we believe that the opportunity is very clear. We understand the customer economics, we understand what it’s going to take to encourage share of wallet, enhancement and customer adoption. So I feel really good about that. What we’re working towards understanding more are things like areas where we haven’t had a chance to dig into but we know it’s there. So for example, manufacturing relationships, we haven’t been able to share that, we haven’t been able to share pricing.

So it’s going to be there. We’re going to figure it out, but it’s not ticked and tied precisely.

The other area is really the adoption internationally and kind of where we go next. We’re in the throes of working through that right now and we’ll be able to move faster now that we can actually share specific data.

So where there’s potential upside is some of the other initiatives around just kind of some of the core capabilities, CRM type of relationships, how are we going to really leverage that globally, some of the infrastructure, technology platforms that we want to put in place, how can we leverage and streamline some of those processes.

Those are things that we haven’t actually baked into that value capture today, and we will be able to do so in the future.

Benjamin Shaw: Maybe I’ll just piggyback and say that this — we — this is an opportunity. We have a well-run organization. We’re not solving for a problem or a crisis. And so, we can be fairly methodical about what we take on next and how we do that.

And so, this is really a game of discipline on focusing on those three to four opportunities that are going to be most impactful, but we acknowledge we’re surrounded by a target-rich opportunity to continue to enhance not just economic value, but also service value and services to customers.

And lastly, I’d say from an organizing principle, you may have seen on the management overview that Tim Ludlow who is CFO at Vets First Choice has taken the role of Transition Management Officer — Transformation Management Officer. Part of that office is to provide a very disciplined, methodical approach to how we stay on track as an organization.

We have lots of businesses. They’re very busy, very focused on making sure we execute well, and that office will oversee and make sure that we stay on track relative to the realizing of those targets both new value capture opportunities as well as working through the TSA and separation agreements with Henry Schein Corporate.

Steve Valiquette: Steve Valiquette at Barclays. So we still get some questions on the competitive landscape, and I guess I’m curious if you can talk about Vetsource, whether you see them as a primary competitor and how they’re similar or different to the Covetrus VSC offering? And also just to throw it out there, maybe because Vetsource is partially owned by VCA, did that play a role in VCA perhaps moving to a different vet distributor for their distribution needs recently?

Benjamin Shaw: Yes, so there are actually many. The nice thing about working in this category is, across geographies, we have many high-quality competitors that we work with across many different geographies. And in the U.S., a number of distributors have distributor pharmacy services that provide home delivery type capabilities.

I would just say that’s a little bit different than Vets First Choice value proposition in terms of really providing insights around gaps in care and how we be more proactive around prescription management that this is bigger than home delivery of product, but whether it’s in the compounding and specialty pharmacy space or distributor pharmacy services in the U.S., Europe, and other markets, absolutely there are pure play providers that do, I think, a really good job. They tend to be smaller companies.

And I think we come back to just what’s unique not only about the advanced prescription management analytics capabilities of what we’re able to do, but to put that into the context of an integrated offering to customers where it is hardwired into practice management software, it’s interfaced and coordinated with appointment management capabilities, and it’s coordinated with in-office inventory management. But I don’t know, Fran, do you want to make more comments about others in this market?

Fran Dirksmeier: Well, I don’t know if I can do a lot better than you with the Vetsource, but what we’re building here, Ben, is an ecosystem, right? An integrated ecosystem, and a lot of it does start with the practice management system and the electronic medical record. To have everything come into the electronic medical record in integrating, including prescription management and then how we get it to.

Then the logistics of how we get it to home, that’s an output is really what it is. So that’s not the end-state solution. That’s an output of how we manage this, creating [system-ness] in the integration in animal health. That’s what we — how I would explain what we do, and that’s the difference.

Georgia Wraight: Can I just add to that as well and say you heard the customer panel speak earlier about how they have all of these providers that provide all of these solutions and they are point managing every single one of these solutions.

What we aim to do is bring forward one. The practice information management system is the operating system for the practice. So everything that we do that read, writes back into that — I talked before about Hank’s medical record being update with the recommendation. We’ve been able to book the appointment through the platform that’s linked the [PIM] system.

All of that is how we seamlessly run that organization. We help the veterinarian be able to have one solution to be able to do that.

Benjamin Shaw: Maybe last comment on this because I think it’s worth acknowledging that while I think we offer a really compelling array, from time-to-time we’ll discover providers who do something, every specific skill set that they’ve developed and really developed market knowledge.

And I think there was a question earlier about [Road Runner], and [Road Runner] had developed some very unique skills and specialty capabilities that were just unique and for which they were a clear market leader.

They had useful IP, they had really advanced capabilities around sterile injectables and areas that were complex for Vets First Choice to be able to take on, on their own. And so, that was a very complementary fit, and by bringing the [Road Runner] capabilities into our environment, we solved and expanded our set of capabilities, and I’m sure from time-to-time moving forward we’ll identify other categories whether it’s oncology or allergy or other markets where somebody’s developed really unique capabilities to solve — to address challenges for subpopulations of patients who have very — who have — require capabilities that go beyond our current skill set.

Unidentified Participant: (inaudible)

Fran Dirksmeier: Yes. Yes, well personally I’d hate to lose anything. I would tell you that. I would admit it. However, this was not surprising at all. VCA is really Mars. Mars made a decision to consolidate, and we probably — we had it more than we thought we would quite frankly, and we are going to maintain a relationship with VCA and with Mars.

We do business with a lot of segments with Mars. We’ll be in a position to still serve VCA and right now we’re still earning it daily just like we do in every other account. So at some point, things will change, but at this point it was just simply a consolidation. I don’t really think — could Vet First have had an impact? Maybe, but I think it was really just a consolidation with Mars

Christine Komola: And just to reinforce, the reality is it was a low-margin account and it was sales, yes, but margin, it won’t impact things significantly.

Fran Dirksmeier: I would agree with that, Christine. It was a low-margin account.

Andrew Cooper: Andrew Cooper from Raymond James. Just quick question on kind of where we stand on the roll-out. You said soft launch pilot of the appointment management, and then is there anything else sort of along those lines where you think there’s sort of a compound benefit that you could add to the platform that would kind of hit multiple fronts like that?

Benjamin Shaw: Yes, we probably — we — obviously you could imagine have a really compelling product roadmap. We’re not going to — I don’t think today is the right forum for walking through that, but I would say I think one of our customers said that we have — we continue to engage customers and get a lot of feedback about ways that we can improve usability, ways that we can improve connectivity with their in-house practice management software.

And so, I think that part of our commitment to customers is to continue to be responsive and to continue to find ways that we can make our platform be better, faster, and easier to use.

I would say that I wouldn’t want to overlook the fact that there’s a lot of small enhancements, that there’s a lot of tweaks and smaller level of enhancements that we can make every week and every two weeks that are almost as important as larger size new functionality.

So we will continue to invest significantly, but some of that will be just streamlining and making easier the platforms that we already have on the market, and yes, we did, at VMX, introduce appointment management. I think that’s going to be a terrific new application.

Ari Singh: Ari Singh, Neuberger Berman. Two questions for Christine. First on Slide 38 you guys talk about the pay for performance model aligned with practice and you give some numbers about incremental scripts. Just trying to tie it to the P&L of you guys, can you just offer some perspective in terms of what your P&L and these transactions would look like in terms of your cost of goods and margins, really trying to get to a contribution margin?

And then finally you talk about getting to double-digit growth starting in 2020 and accelerating. Could you just narrow the range a little for that? I mean, obviously we can all dream the dream in 30%, 40%, 50%. Could you just offer some perspective how one should think about that?

Christine Komola: Okay, let me start with the first question. In terms of that P&L, if you think about it, we basically have the Covetrus model. We are recognizing revenue for the product portion of what we sell. So that is revenue to us. It’s cost of goods sold to the practice.

We also recognize service fees. We recognize revenue that relates to each transaction. So there’s a transaction fee for each transaction. So it truly is a pay for performance on that model.

So it’s fairly simple. Obviously, the mix of the product makes a difference in terms of what we sell whether it’s a pharmaceutical product or just literally a tangible product. So hopefully that helps.

And then in terms of our go-forward projections, we are not in a position right now, and to kind of give you an annual number beyond 2019 but suffice to say we do continue to expect to see sustainable growth. We will continue to kind of communicate more and more as we build our business together between the different teams. So more to come on that future projections.

Nicholas Jansen: Any more questions? All right, we have time for one more or two more.

Unidentified Participant: The $100 million of one-time expenditures, can you walk through how much of those will be expensed versus capitalized? And then it sounded like some were not in the forecast. So I guess can you kind of directionally give us some indication of what’s in there?

Christine Komola: So as you look at the projections, we are building the plans around those as we speak. So how much is capital, could be 50-50, could be two-thirds. So we’re working through that right now.

In terms of the areas that are not in there, there’s a lot of working particularly in the forward — in the future areas that aren’t in there. So for 2019, those are pretty much baked into the numbers I would say. And a lot of that is actually the infrastructure piece to get us up and running, the investment IT collaborative tools, the start of a kind of planning for CRM or planning for WMS. Those types of activities would be in the 2019 numbers already. We have not kind of gone detailed to build up what we think the incremental opportunity is beyond 2019. And as I said, we’ll continue to kind of reinforce what we see and how we think about that as we build our plans.

Jonathan Kaufman: Jon Kaufman from William Blair. Christine, a question for you. Can we just talk about the assumptions behind the long-term revenue target? I guess, what do you expect, in terms of growth, in the number of customers being added to the VFC platform?

And how does that compare to what Vets First Choice would’ve done on a standalone basis? And then, the expectations for the performance of the core Henry Schein animal distribution business, in light of some channel linkage.

Christine Komola: As we think about that, the key is that enrollment number. You’re absolutely right. We are believing, and we, firmly, are excited about the fact that what — the enrollments will come faster because of the relationship that these guys have with that sales relationship.

So we expect that sales team — which we are launching a very detailed training mechanism that Georgia and her team have put forward. So we will come forward, overtime, in the next — as we build out the plans.

What that enrollment will look like. But suffice to say, not only is it going to be a bigger number than what we’ve seen. I think, to me, what’s important is I expect that to come faster because we’re going to have this several hundred sales force going after it. And then, in terms of the actual plans that we’ve got to do that, I think you’ll — that’s going to be the key that we’ll continue to communicate on.

Benjamin Shaw: But the — but the intention for that is to go to market as a single organization.

Christine Komola: Yes.

Benjamin Shaw: Right? That — Fran and his organization are face to customer. And the opportunity to bring this ecosystem of services, this portfolio of services to bear will be made available through a single account manager that can really now holistically speak to the organization. And we’re moving away from a history for right or wrong that was more — where we operated more standalone services.

And so, by offering a more single face to customer and a more coordinated approach, we think that’s going to be really powerful both for empowering our account managers, but it’s also going to be easier to do business with us going forward.

Christine Komola: And then, on the core question. The core business, there’s obviously customer challenges out there every day that Fran and his team have to face. But the reality is they continue to grow at the market — at the — and the market is very healthy. This year you grew faster than the market slightly.

So I don’t see any changes from that. So I — the core business is strong. There’s foundation there. And it’s building on a lot of strong products, strong services, which will probably get better the more and more the team, and to Ben’s point, is integrated. So that’s why I believe in those numbers.

Fran Dirksmeier: Yes, the core business is healthy. It has been for a lot of years. But it’s a healthy business. Our team has been waiting for a while. We’re really just ready to go, right? Enough of this, let’s get going. So that’s really good. We got our training. When I talked and made my comments, we have developed a sense of empathy.

And if we follow one of the great business minds of all times, Saint Francis, seek to understand before you are understood. So that’s what our training is all about. We’ll have that on the week of March 4th. And then we’re ready to go.

Mike Ryskin: Thanks again. Mike Ryskin again. Quick one, the culvert data you showed earlier, the growth over time, 2012, ’13,’14, could you just talk a little bit, is that year-over-year growth for each vet practice, is that more revenues per pet owner, or is that them getting more pet owners on, wherein the first year they’re only using 10% of their clients/pets are using it. Is it broader services? What’s the progression over time?

Fran Dirksmeier: Yes. Well, you bring up an important point which is that — so on a per patient basis we have an opportunity to do a better job of following through and maximizing the lifetime value of an individual prescription, right?

Did we capture the refills? Did we capture renewals? And were they on therapeutic diets? Were they on preventatives? Did we — did we, kind of, capture the active recommendations for that? And did we max out that opportunity? And that’s part of our — that’s part of the value proposition.

The other part is to make sure that we have a larger number of the clients so it’s a bit of a shared wallet within the practice of the number of patients that are enrolled into these programs and how we can do that. So it’s a — there’s multiple factors at work there, but yes the individual practice that is looking at it from a same-store sales perspective.

Nicolas Jansen: Great. Thank you all for attending the Capital Markets Day. I’m sure we’ll hear from a lot of you over the next couple days and weeks and, again, appreciate your time.

***

Forward-Looking Statements

In accordance with the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995, the parties provide the following cautionary remarks regarding important factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein. All statements in the herein that do not directly and exclusively relate to historical facts constitute “forward looking statements,” forward looking statements may sometimes be identified by the use of such terms as “may,” “could,” “expect,” “intend,” “believe,” “plan,” “estimate,” “forecast,” “project,” “anticipate” or other comparable terms. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to the expected timetable for completing the proposed transaction — are forward-looking statements.

Any such statements and projections reflect various estimates and assumptions by Covetrus, Inc. (“we,” “us,” the “Company” or “Covetrus”) concerning anticipated results. Such statements are subject to numerous assumptions, known and unknown risks, uncertainties and other factors that could cause actual results performance and achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including risks relating to the completion of the transaction, anticipating timing of the transaction, anticipated tax treatment, unforeseen liabilities, future capital expenditures, inability to achieve expected synergies, loss of revenues, delay or business disruption caused by difficulties integrating the business of Direct Vet Marketing, Inc., d/b/a Vets First Choice (“Vets First Choice”), and the animal health businesses of Henry Schein, Inc. (“Henry Schein”) which we refer to as the “Henry Schein Animal Health Business” as well as the matters described in the “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors,” and elsewhere in Covetrus’ filings with the U.S. Securities and Exchange Commission (“SEC”) including in the Registration Statement on Form S-4/S-1 (a copy of which can be found on www.sec.gov). No representations or warranties are made by the Company, Henry Schein, Vets First Choice or their respective affiliates as to the accuracy of any such statements or projections. Whether or not any such forward looking statements or projections are in fact achieved will depend upon future events some of which are not within the control of the Company. Accordingly, actual results may vary from the projected results and such variations may be material. These statements and projections speak only as of the date hereof and the estimates and assumptions that underlie them are based on matters as they exist as of the date of their preparation and not as of any future date, and will not be updated or otherwise revised to reflect information that subsequently becomes available, or circumstances existing or changes occurring after the date hereof, including changes in general economic or industry conditions, except as may be required by applicable law. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions or guarantees of future events. New risks and uncertainties arise over time, and it is not possible for the Company to predict those events or how they may affect the Company.

Additional Information and Where to Find It

Except for the historical information relating to the Henry Schein Animal Health Business contained herein, which has been provided by Henry Schein, all of the information contained herein, including any forward looking statements, has been provided by Vets First Choice.

A registration statement on Form S-1/S-4 relating to this transaction (including a preliminary prospectus) has been filed with the SEC, and became effective on February 4, 2019. Investors and security holders are urged to carefully read the registration statement and preliminary prospectus (including any amendments or supplements thereto and any documents incorporated by reference therein) and any other relevant documents filed with the SEC when they become available, because they will contain important information about the parties and the proposed transaction. The registration statement, preliminary prospectus and other relevant documents that are filed with the SEC, when available, can be obtained free of charge from the SEC’s web site at www.sec.gov under Covetrus, Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed offering will be made only by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.